PROSPECTUS

                              INNOVO GROUP INC.

                                 Common Stock

                 10,125,000 Shares Offered by Selling Stockholders


*	The shares of common stock offered by this prospectus are being sold by the stockholders listed on pages 8 and 9 of this prospectus.  The company will not receive any proceeds from the sale of these shares.

*	Our common stock is traded on the Nasdaq SmallCap Market under the symbol
INNO.

*	The shares will be sold by the respective selling stockholders in one or more sales through the Nasdaq SmallCap Market, any other market on which our common stock is traded at the time of the sale, or in individually negotiated transactions.

*	On December 15, 2000, the last sale price of our common stock on the Nasdaq
SmallCap Market was $0.750 You should obtain a current market price quotation before you buy any of the offered shares.

Our principal executive offices are located at 2633 Kingston Pike, Suite 100, Knoxville, Tennessee 37919. Our telephone number is (865) 546-1110.

              --------------------------------------------------

The securities offered by this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading "Risk Factors" beginning on page 2 of this prospectus.

              --------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              --------------------------------------------------


                             December 20, 2000


                              TABLE OF CONTENTS


                                                                 Page

Prospectus Summary................................................3
Summary Consolidated Financial Data...............................5
Risk Factors......................................................6
Forward-Looking Statements.......................................11
Use of Proceeds..................................................11
Dividend Policy..................................................11
Selling Stockholders.............................................11
Plan of Distribution.............................................13
Selected Financial Data..........................................14
Management's Discussion and Analysis of Financial Condition
	and Results of Operations.......................................16
Business.........................................................22
Management.......................................................32
Beneficial Ownership of Common Stock.............................39
Description of Securities........................................41
Market for the Company's Common Equity and Related Stockholder
 Matters........................................................	43
Legal Matters....................................................45
Experts..........................................................45
Cautionary Statements............................................45
Where You Can Find More Information..............................46
Index to Financial Statements...................................F-1




                            PROSPECTUS SUMMARY

 You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors."

The Company

	Innovo Group Inc. and its subsidiary design, source, and market various fashion, sports licensed, and craft products such as tote bags, insulated coolers and lunchbags, backpacks, beach totes, travel bags, and a line of gourmet and craft aprons for children and adults. Innovo Group Inc. designs, markets, sources and distributes fashion and sports licensed nylon and canvas products, such as tote bags, duffle bags, hand bags, backpacks, insulated lunch bags and coolers, aprons and vests, for the retail and premium and advertising specialty market sector. Under licensing agreements, the company's sports lines feature the designs of the NFL, Major League Baseball and numerous collegiate teams as well as Garfield. Innovo also has certain exclusive and non-exclusive manufacturing and distribution rights for NASCAR licensed products. The Company's customers include such retailers as Wal-Mart, K-Mart, Michael's, Hobby Lobby, Dollar General, Goody's and Joanne's.

	Following are the principal products that Innovo designs and distributes in the
United States to the fashion, craft and licensed product markets:

	Fashion   		           Craft   		                	Licensed
	tote bags             	tote bags		               	travel and tote bags
	beach bags        	    adult and children's       aprons	waist packs
	duffle bags     		     Christmas stockings	       duffle bags
	coolers	                                    						stadium totes/cushions
	gourmet/BBQ aprons					                           insulated lunch bags and
	backpacks                                          and soft coolers
	pencil cases
	waist packs
	preteen purses and planners

	The company began operations in April 1987.  In August 1990, Innovo merged into
Elorac Corporation, a so called "blank check" company that changed its name to
"Innovo Group Inc." pursuant to the merger.  The Company's principal offices are located at 2633 Kingston Pike, Suite 100, Knoxville, Tennessee 37919, telephone
(865) 546-1110.

 We have a history of substantial losses, and at August 31, 2000 we had an accumulated deficit of approximately $29,163,000. Please review the "Risk Factors" beginning on page 5 before making an investment in the company.


The Offering

Common stock offered by selling stockholders:		10,125,000 shares, of which
3,625,000 are currently outstanding and 6,500,000 may be issued upon exercise of warrants held by the selling stockholders.

Common stock currently outstanding:				13,721,264 shares

Common stock to be outstanding after this offering:		20,221,264 shares, if all
of the selling stockholders warrants are exercised

Use of Proceeds:						The company will not receive any of the proceeds from the
sale of the shares of common stock offered by the selling stockholders. See "Use of Proceeds."

Nasdaq SmallCap Market symbol:				INNO

The number of shares of our common stock that will be outstanding immediately after this offering excludes:

-	852,040 shares of common stock issuable upon exercise of options outstanding at December 20, 2000 with a weighted average exercise price of $3.28 per share;

-	187,023 shares of common stock issuable upon exercise of warrants outstanding at December 20, 2000 held by a person or persons other than the selling stockholders with a weighted average exercise price of $2.54 per share;



                        SUMMARY CONSOLIDATED FINANCIAL DATA

The summary information below has been derived from our audited consolidated statements of operations and cash flows for the five years ended November 30, 1995 through 1999 and unaudited consolidated statements of operations and cash flows for the nine-month periods ended August 31, 1999 and 2000, and our audited balance sheets at November 30, 1995, 1996, 1997, 1998 and 1999 and unaudited balance sheets as of August 31, 1999 and 2000. You should not expect the results for the prior periods to be an indication of the results to be achieved for future periods. This information is only a summary and should be read together with our consolidated financial statements and related notes included in this prospectus. See "Financial Statements."

               Summary Consolidated Financial and Operating Information
                      (in thousands, except per share data)


                                                                               Nine Months Ended
                                      Year Ended November 30,                      August 31,
                                1995     1996     1997     1998     1999         1999        2000
                                                                              (unaudited) (unaudited)
                               ------   ------   ------   ------   ------       ------      ------

STATEMENT OF OPERATIONS DATA:
 Net sales                      5,276    6,023    7,901    6,790    10,837       9,481       5,492
 Costs and expenses             5,343    9,006    9,630    9,057    12,177       9,496       7,345
                               ------   ------   ------   ------    ------      ------      ------
Loss from continuing
  operations                      (67)  (2,983)  (1,729)  (2,267)   (1,340)        (15)     (1,853)
                               ------   ------   ------   ------    ------      ------      ------
                               ------   ------   ------   ------    ------      ------      ------
Basic and diluted income (loss)
  from continuing operations
  per common share              (0.26)   (2.19)   (0.50)   (0.49)    (0.22)      (0.00)      (0.24)
                               ------   ------   ------   ------    ------      ------      ------
                               ------   ------   ------   ------    ------      ------      ------

OTHER OPERATING DATA:
Cash flows provided by (used in):
 Operating activities            (169)  (2,743)  (1,247)  (1,440)   (2,135)     (3,998)     (3,438)
 Investing activities               0     (122)    (210)     (18)       85          44          90
 Financing activities             283    2,776    1,895    2,067       972       2,962       3,438


                                         At   November   30,                         At August 31,
                                  1995    1996    1997     1998        1999        1999       2000
                                                                                (unaudited)(unaudited)
BALANCE SHEET DATA:
 Cash and cash equivalents         6       31      469    1,078           0         86           0
 Total assets                  5,667    9,433    9,168    7,232       6,222     11,582       8,252
 Long-term liabilities         1,565    3,303    1,854    2,281       1,979      2,008       1,273
 Total liabilities             5,897    7,158    5,377    5,510       4,492      8,527       4,322
 Stockholders equity (deficit)  (230)   2,275    3,791    1,722       1,730      3,055       3,930


                                RISK FACTORS

 This offering involves a high degree of risk, including those risks described below. You should carefully consider these risk factors, together with all of the other information in this prospectus, before deciding to invest in shares of our common stock.

                Risks Associated with Our Past Financial Results

We have a history of Losses

	We have incurred losses in each of the five fiscal years in the period ended
November 30, 1999 and have incurred a loss in the current fiscal year to date of
$1,853,000 for the nine months ended August 31, 2000.  As of August 31, 2000, we have an accumulated deficit of $29,163,000.  There can be no assurances that we will generate net income or positive cash flow in the future.

We Could Be Required to Cut Back or Stop Operations If We Are Unable to Raise or Obtain Needed Funding

 Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. We do not know if we will be able to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

 Our cash requirements to run our business have been and will continue to be significant. Since 1997, our negative operating cash flow and losses from continuing operations have been as follows:

                                Negative Cash Flow
                                  from Operating	         		Losses from
                                  Activities of			           Continuing
Fiscal year ended:			         Continuing Operations		        Operations

November 30, 1999				               $2,124,000			            $1,340,000

November 30, 1998			 	               1,238,000	           		  2,267,000

November 30, 1997			 	               1,339,000	           		  1,729,000

	The company has continued to generate losses through the first three quarters of fiscal 2000. As of August 31, 2000 we had an accumulated deficit of approximately $29,163,000. Although we have undertaken numerous measures to increase sales and operate more efficiently, the company may experience further losses and negative cash flows.  We can give you no assurance that the company will in fact operate profitably in the future.


Risks Associated with Our Business

We Must Expand Sales of Our Existing Products and Successfully Introduce New Products to Increase Revenues and Attain Profitability

 Our success will depend on our ability to expand sales of our current products to new and existing customers, as well as the development or acquisition of new product designs and the acquisition of new licenses. We have little control over the demand for our existing products, and we cannot assure you that the new products we introduce will achieve acceptance. Failure to expand our sales of existing products and new products would significantly and negatively affect our ability to achieve profitability.

The Loss of One Major Customer Would Substantially Reduce Revenues and the Potential for Profitable Operations

 For fiscal 1999, two customers accounted for sales in excess of 54.1% of net sales: Wal-Mart, which accounted for 26.9% of net sales, and National Car Rental, which accounted for 27.2% of net sales as the result of a single promotional campaign order. During the nine month period ended August 31, 2000, Wal-Mart continues to be a major customer. The loss of Wal-Mart as an ongoing customer would have a material adverse effect on the Company.

We Are Dependent on Certain Contractual Relationships to Generate Our Revenues

 Our sales are dependent to some degree upon the contractual relationships we establish with licensors to exploit, on a generally non-exclusive basis, proprietary rights in well known logos, marks and characters such as league and team logos and marks licensed by Major League Baseball, the National Football League, certain NASCAR drivers and major colleges and universities. Although we believe we will continue to meet all of our material obligations under such license agreements, there can be no assurance that such licensing rights will continue or will be available for renewal on favorable terms. Failure to obtain new licenses or extensions on current licenses or to sell such products, for any reason, could have a significant negative impact on our business.

The Seasonal Nature of Our Business Makes Management More Difficult, Severely Reduces Cash Flow and Liquidity During Parts of the Year and Could Force Us to Curtail Operations

 Our business is seasonal. The majority of our marketing and sales activities take place from late fall to early spring. Our greatest volume of shipments and sales occur from late spring through the summer, which coincides with our second and third fiscal quarters. Our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on our results of operations for the year. We are likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December, which could force us to curtail operations if adequate liquidity is not available. We cannot assure you that the effects of such seasonality will diminish in the future.

We Have a Large Number of Competitors With Substantially Greater Financial, Technical and Other Resources than We Do

 The industry in which the company operates is fragmented and highly competitive. The company competes against a large number of manufacturers, importers, and other companies that distribute products similar to the products of the company's wholly owned subsidiary, Innovo, Inc. ("Innovo"). Although the manufacture and sale of products bearing sports logos requires a license, our licenses are non-exclusive and we do not have any control over the granting of additional licenses by the licensing entities. Some of our competitors possess substantially greater financial, technical and other resources than we do, including the ability to implement more extensive marketing campaigns. We do not hold a dominant competitive position in any market, and our ability to sell our products is dependent upon the anticipated popularity of our designs, the logos or characters our products bear, the price and quality of our products and our ability to meet our customers' delivery schedules.

                        Risks Associated with Our Securities

We Do Not Anticipate Paying Any Dividends on the Common Stock

 The company has not paid any dividends nor do we anticipate paying any dividends on the common stock in the foreseeable future. Our operating subsidiaries are currently restricted as to the payment of dividends to us. It is also our present policy to retain earnings, if any, for the use in the development and expansion of the company's business.

We Have a Substantial Number of Authorized Preferred and Common Shares Available for Future Issuances that Could Cause Dilution of Stockholder Interests

 The company has a total of 40,000,000 authorized shares of common stock and 5,000,000 authorized shares of "blank check" preferred stock. We may expect to seek financing which could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Those additional issuances of capital stock would result in a reduction of your percentage interest in our company. Furthermore, the book value per share of common stock may be reduced. This reduction would occur if the exercise price of the options or warrants or the conversion ratio of the preferred stock were lower than the book value per share of common stock at the time of such exercise or conversion.

 The addition of a substantial number of shares of common stock, including the shares offered by this prospectus, into the market or by the registration of any other of our securities under the Securities Act may significantly and negatively affect the prevailing market price for the common stock. In addition, future sales of shares of common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of the common stock, as such warrants and options would be more likely to be exercised at a time when the price of the common stock is in excess of the applicable exercise price.

 Our board of directors has the power to establish the dividend rates, preferential payments on our liquidation, voting rights, redemption and conversion terms and privileges for any series of preferred stock. The sale or issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

We Are Currently Controlled by Our Management and Other Related Parties

 Our executive officers, directors and their affiliates as of December 15, 2000 beneficially owned or had voting control over approximately 4,035,000 shares, or approximately 29.4% of outstanding shares of common stock, and have the right to acquire approximately 1,845,000 additional shares pursuant to outstanding options and warrants, for total beneficial ownership of 42.9% of outstanding shares if all of such options and warrants were exercised. Because of their stock ownership and/or positions with the company, these persons have been in a position to greatly influence the election of directors and thus control the affairs of the company. Additionally, the company's by-laws limit the ability of stockholders to call a meeting of the stockholders. These by-law provisions could have the effect of discouraging a takeover of the company, and therefore may adversely affect the market price and liquidity of the company's securities. The company is also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control of the company.
The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of the company's securities.

A Change in Control of the Company May Occur and We Are Dependent on New Supply Arrangements with the Guez Group to Generate a Substantial Portion of Our Revenues

 During August 2000, the Company entered into investment and supply and distribution agreements with Commerce Investment Group, LLC ("Commerce") and affiliated entities controlled by Mr. Hubert Guez (collectively the "Guez Group"). Under the terms of the agreements, the Guez Group purchased $1,500,000 worth of shares of the company's common stock for $1.10 per share. Contemporaneously, the company entered into a Supply Agreement and a Distribution Agreement pursuant to which the Guez Group provides certain distribution and manufacturing services to the company. After stockholder approval on October 2000, the Guez Group purchased an additional 1.5 million shares of company common stock as well as three-year term warrants to purchase
3.3 million shares of stock at $2.10 for an additional $1.5 million in cash and are entitled to appoint three members of the company's Board of Directors. The company also used those investment proceeds to purchase goods and services from the Commerce affiliates under the terms of the Supply and Distribution Agreements.

 Members of the Guez Group currently hold 23.1% of the outstanding common stock and would own 44.9% if they exercised the 3,000,000 warrants that are currently exercisable, which would increase their ownership to a position larger than that of existing management and could result in a change in control of the company. Although the Supply and Distribution Agreements were entered into on arms-length terms, management expects that the company will be dependent on the Guez Group for its domestic manufacturing and distribution for an extended period and future modifications of those agreements could be determined by the Guez Group, which has a conflict of interest as to their terms.

Our Stock Price Is Extremely Volatile and May Decrease Rapidly

 The trading price and volume of our common stock has historically been subject to wide fluctuation in response to variations in actual or anticipated operating results, announcements of new products or technological innovations by us or our competitors, and general conditions in our industries. In addition, stock markets generally have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may significantly and negatively affect the market price of our common stock. Including the 10,125,000 shares subject to this prospectus, there are a total of approximately 20,221,264 shares that may be sold in the Nasdaq SmallCap Market by selling stockholders pursuant to registration statements filed by the company. Sales by those selling stockholders could cause substantial declines in the market price of the common stock.

If We Cannot Meet the Nasdaq SmallCap Market Maintenance Requirements and Nasdaq Rules, Nasdaq May Delist the Common Stock Which Could Negatively Affect the Price of the Common Stock and Your Ability to Sell the Common Stock

 In the future, we may not be able to meet the listing maintenance requirements of the Nasdaq SmallCap Market and Nasdaq rules, which require, among other things, minimum net tangible assets of $2 million, a minimum bid price for our common stock of $1.00, and stockholder approval prior to the issuance of securities in connection with a transaction involving the sale or issuance of common stock equal to 20 percent or more of a company's outstanding common stock before the issuance for less than the greater of book or market value of the stock. If we are unable to satisfy the Nasdaq criteria for maintaining listing, the common stock would be subject to delisting. Trading, if any, of the common stock would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc. "electronic bulletin board." As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices, of the common stock.

 On March 15, 2000, Nasdaq notified the company that it was not in compliance with the minimum net tangible assets requirements of $2 million. While the Company continued to fall short of the required net tangible level as of the end of May 2000, the Company was granted a temporary exception from this standard subject to Innovo meeting certain conditions. The conditions required the Company to obtain a minimum net tangible asset level of $4 million prior to August 11, 2000, which was accomplished, and a minimum net tangible asset level of $5 million on or before October 31, 2000. The company met the requirements through stock and warrant sales to the Guez Group and others, but there can be no assurance that the company will continue to meet Nasdaq listing requirements in the future if we experience substantial losses or if the common stock trades at under $1.00, which it has done recently. In the future if we experience substantial losses or the stock continues to trade below $1.00 our stock could be delisted.

If Nasdaq Delists Our Common Stock You Would Need to Comply with the Penny Stock Regulations Which Could Make it More Difficult to Sell Your Common Stock

 In the event that our securities are not listed on the SmallCap, trading of the common stock would be conducted in the "pink sheets" or through the NASD's Electronic Bulletin Board and covered by Rule 15g-9 under the Securities Exchange Act of 1934. Under such rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

 The Securities and Exchange Commission adopted regulations that generally define a penny stock as any equity security that has a market price of less than $5.00 per share, with certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. If our common stock were considered a penny stock, the ability of broker/dealers to sell the common stock and the ability of purchasers in this offering to sell their securities in the secondary market would be limited. As a result, the market liquidity for the common stock would be severely and adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future which would negatively affect the market for such securities.

                            FORWARD-LOOKING STATEMENTS

 This prospectus and the documents incorporated by reference into this prospectus contain some forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking words like "may," "will," "except," "anticipate," "intend," "estimate," "continue," "believe" or other similar words. Similarly, statements that describe our future expectations, objectives and goals or contain projections of our future results of operations or financial condition are also forward-looking statements. Our future results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those listed under the heading "Risk Factors" and in other cautionary statements in this prospectus.

                                 USE OF PROCEEDS

 The company will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

                                 DIVIDEND POLICY

 The company has never declared or paid a dividend on its common stock. We intend to retain earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, which will review this dividend policy from time to time. See "Risk Factors - We Do Not Anticipate Paying Any Dividends on the Common Stock."

                             SELLING STOCKHOLDERS

 The following table sets forth (i) the amount and percentage of shares of common stock beneficially owned by each selling stockholder prior to this offering, (ii) the number of such shares being offered by each selling stockholder to the public from time to time pursuant hereto, and (iii) the amount and percentage of shares of common stock owned beneficially by each of the selling stockholders upon completion of this offering (assuming the sale by the selling stockholders of all the shares of common stock offered by means of this prospectus).

                                                             										Shares Beneficially Owned
				                              Shares Beneficially	       Shares	      After the Offering
                              Owned Prior to the Offering	   Offered     	    Number	   %
                              --------------------------     -------   -------------------------

Samuel J. (Sam) Furrow(1)		         3,514,744(2)		         750,000(2) 	    2,764,744	   20.1%

Samuel J. Furrow, Jr.(3)			         1,450,057(4)		         750,000(4)	       700,057	    5.1%

Commerce Investment Group, LLC(5)	  3,163,637(6)		       2,800,000(6)	       863,637	    6.3%

Integrated Apparel, LLC(5)		        1,000,000(7)		       1,000,000(7)		            0   	   0%

JAML, LLC(8)				                      100,000(9)		         100,000(9)		            0	      0%

Innovation, LLC(8)			              3,312,500(10)		      3,312,500(10)     		       0	      0%

C J Rahm, LP(11)		               	    162,500(9)	    	     162,500(9)		            0	      0%

FVB Family Limited Partnership LP(11)	 50,000		             50,000		               0	      0%

Alec Land(11)				                      62,500		             62,500		               0	      0%

Milton Koffman(11)			                  31,250		             31,250		               0	      0%

Cecilia I. Rossi and			                25,000		             25,000		               0	      0%
Anthony C. Rossi(11)

Joseph Mizrachi(11)			              2,738,500		          2,738,500		               0	   20.0%

Third Millennium Properties, Inc.(8)	  62,500		             62,500		               0	      0%

SHD Investments, LLC(13)	 	         1,000,000              500,000(12)             0	      *

Griffin James Aron Guez
    Irrevocable Trust dated
    Sept. 13, 1996(14)		    	         250,000		            250,000		               0	      *

Stephan Avner Felix Guez
    Irrevocable Trust dated
    Sept. 13, 1996(14)		   	          250,000		            250,000		               0	      *

                             			 ------------
                              					10,125,000
* Less than 1% of outstanding shares.

(1)	Sam Furrow has been a director and Chairman since April 1998 and Chief
Executive Officer since October 1998.

(2)	Includes 750,000 shares subject to currently exercisable warrants with an
exercise price of  $2.10 per share and 	expiring in October 2003.

(3)	Mr. Jay Furrow, Sam Furrow's son, became the Company's Vice President for
Corporate Development and  In-House	Counsel in July 1998 and a Director in
January 1999. He has also served as the Company's Chief Operating Officer since April 1999 and its Acting Chief Financial Officer since August 2000.

(4)	Includes 750,000 shares subject to currently exercisable warrants with an
exercise price of $2.10 per share and expiring	in October 2003 and 125,000
shares subject to currently exercisable options.

(5)	Commerce Investment Group, LLC and Integrated Apparel, LLC are controlled by Mr. Hubert Guez.  Pursuant to agreements entered into with the company by
Commerce and affiliates when Commerce invested in the company, Mr. 	Guez  may
become a member of the Board of Directors and designate two additional Board members immediately.

(6)	Includes 1,000,000 shares subject to immediately exercisable warrants with
a purchase price of $2.10 per share and 	300,000 shares subject to warrants
with a purchase price of $2.10 per share that become exercisable over two years.

(7)	Includes 500,000 shares subject to immediately exercisable options with a purchase price of $2.10 per share.

(8)	Third Millennium Properties, Inc., JAML, LLC and Innovation, LLC, each of
which  are controlled by Mr. Joseph 	Mizrachi, are the purchasers of shares and
warrants pursuant to agreements entered into with the company pursuant to 	which
Mr. Mizrachi may become a member of the Board of Directors and designate an additional Board member.

(9)	Includes 100,000 shares subject to immediately exercisable options with a
purchase price of $2.00 per share expiring in 	October 2003.

(10)	Includes 1,500,000 shares subject to immediately exercisable options with a purchase price of $2.00 per share expiring in October 2003.

(11)	The subject securities have been distributed to the respective selling stockholder as an owner of Third Millennium Properties, Inc. or JAML, LLC.

(12)	Includes 500,000 shares subject to immediately exercisable warrants with a
purchase price of $2.00 per share expiring in 	October 2003.

(13)	SHD Investments, LLC is controlled by Mr. Guez's brother, Paul Guez.

(14)	Griffin and Stephan Guez are the sons of Hubert Guez.  Mr. Guez's mother serves as trustee of the trusts.

                               PLAN OF DISTRIBUTION

	The selling stockholders may offer their shares of common stock at various times in one or more of the following transactions:

 on any U.S. securities exchange on which our common stock may be listed at the time of such sale;

 in the over-the-counter market;

 in transactions other than on such exchanges or in the over-the-counter market;

 in connection with short sales; or

 in a combination of any of the above transactions.

 The selling stockholders may offer their shares of common stock at prevailing market prices, at prices related to the prevailing market prices, at negotiated prices or at fixed prices.

 The selling stockholders may use broker-dealers to sell their shares of common stock. If this occurs, broker-dealers will either receive discounts or commission from the selling stockholder, or they will receive commissions from the purchasers of shares of common stock for whom they acted as agents. These brokers may act as dealers by purchasing any and all of the shares covered by this prospectus either as agents for others or as principals for their own accounts and reselling these securities under the prospectus.

 The selling stockholders and any broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may be considered underwriters under the Securities Act. As such, any commissions or profits they receive on the resale of the shares may be considered underwriting discounts and commissions under the Securities Act.

 As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling stockholders with respect to the offer or sale of the shares under this prospectus. If we become aware of any agreement, arrangement or understanding, to the extent required under the Securities Act, we will file a supplemental prospectus to disclose:

 the name of any of the broker-dealers;

 the number of shares involved;

 the price at which the shares are to be sold;

 the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

 that the broker-dealers did not conduct any investigation to verify the
information set 	out in this prospectus, as supplemented; and

 other facts material to the transaction.

 Certain of the agreements with the selling stockholders contain reciprocal indemnification provisions between us and the selling stockholder to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact.

                         SELECTED FINANCIAL DATA

	You should read the following discussion of our financial condition and results of operations with the consolidated financial statements and related notes appearing elsewhere in this prospectus.  This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions.
Actual results may differ materially from those anticipated in these forward-
looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

 The table below (includes the notes hereto) sets forth a summary of selected consolidated financial data. The selected consolidated financial data should be read in conjunction with the related consolidated financial statements and notes thereto.

                                              Years Ended (3)                        Nine Months Ended
                               11/30/95  11/30/96  11/30/97  11/30/98  11/30/99(3)   08/31/99  08/31/00
                               --------  --------  --------  --------  --------      --------  --------
                                         (000's except per share data)             (unaudited)(unaudited)


Net Sales                     $   5,276 $   6,023 $  7,901  $  6,790  $ 10,837      $   9,481  $  5,492
Cost of Goods Sold                3,808     3,981    5,303     4,493     6,252          5,445     3,765

Gross Profit                      1,468     2,042    2,598     2,297     4,585          4,036     1,727

Operating Expenses (5)(6)         3,134     4,008    4,007     4,203     5,688          3,867     3,434

Income (loss) from Operations    (1,666)   (1,966)  (1,409)   (1,906)   (1,103)           169    (1,707)

Interest Expense                   (511)     (870)    (657)     (503)     (517)          (332)     (173)
Other Income (Expense)(4)         2,110      (147)     337       142       280            148        27

Loss Before Income Taxes            (67)   (2,983)  (1,729)   (2,267)   (1,340)           (15)   (1,853)
Income Taxes                         --        --       --        --        --             --        --

Loss from Continuing
 Operations                         (67)   (2,983)  (1,729)   (2,267)   (1,340)           (15)   (1,853)

Discontinued Operations(1)         (626)     (105)    (110)   (1,747)       (1)            (1)       --
Extraordinary Items (2)            (258)       --      524        --        --             --        --
Net Loss                          ($951)  ($3,088) ($1,315)  ($4,014)  ($1,341)          ($16)  ($1,853)
Loss per share from
 Continuing Operations (basic
 and diluted)                    ($0.26)   ($2.19)  ($0.50)   ($0.49)   ($0.22)        ($0.00)   ($0.24)
Weighted Average Shares
 Outstanding                        261     1,361    3,438     4,618     5,984          5,879     7,566

                                                    At November 30,                       At August 31,
                                   1995      1996     1997      1998      1999           1999      2000
                                                                                     (unaudited)(unaudited)
                                  -----     -----    -----     -----     -----          -----     -----

Balance Sheet Data:
Total Assets                     $5,667    $9,433   $9,168    $7,232    $6,222        $11,582    $8,252
Long-term Debt                    1,565     3,303    1,854     2,234     1,979          2,008     1,273
Stockholders' Equity (deficit)     (230)    2,275    3,791     1,722     1,730          3,055     3,930

(1) The amounts for 1998, 1997 and 1996 represent the operations of Thimble Square. Thimble Square's operations were discontinued during the fourth fiscal quarter of 1998 and most of its assets have since been leased or sold. The
1995 amount reflects the operations and July 1995 sale of the import operations of NASCO Products.
(2) Represents gains (losses) from extinguishment of debt.
(3) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year ended October 31.
(4) Amounts include $1.9 million of income from the settlement of litigation in 1995.
(5) Amount includes a $300,000 write down of long-term assets in 1998.
(6) Amount includes a $145,000 write down of long-term assets in 1999 as well as $293,000 for the termination of a capital lease and $100,000 for the settlement of a lawsuit in 1999.
(7) The Company expects to take a charge in the fourth quarter of fiscal 2000, in an amount as yet to be determined, for the write down of the carrying value of certain equipment and leasehold improvements that are being sold or abandoned in connection with the closing of its manufacturing facility.


              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                             AND RESULTS OF OPERATIONS

Overview

	Historically, the Company's operating losses have resulted from disappointing sales, limited production capacity, high internal production costs and inadequate working capital.  Management has been addressing these issues in an attempt to make the Company profitable. The Company has made significant changes in the operational and financial structure of the Company and believes that the changes discussed below will significantly improve the Company's ability to obtain profitability.

	The Company has attempted to lower its expenses through a reduction in headcount, the ceasing of operations of non-performing subsidiaries, the closing of its manufacturing and distribution facility and relocating to an office complex, improved financial relationships with lenders and general conscientious management of the daily operations of the Company. The Company did not incur any significant costs for severance or related matters in connection with the closing of its manufacturing and distribution facility, however, the Company expects to take a charge in the fourth quarter of fiscal 2000, in an amount as yet to be determined, for the write down of the carrying value of certain equipment and leasehold improvements that are being sold or abandoned. With a reduction in expenses and an increase in the availability of capital resources, Management believes that the Company will be able increase revenues and improve the overall performance of the Company.

	While the Company's sales have been inconsistent, the customer base of the Company has remained strong. The inconsistency can largely be attributed to the Company's poor financial condition, its inability to produce a profitable product at a competitive price, the inability to generate sufficient revenue to cover fixed costs and the Company's limited production capacity.

	 In effort to address these problems, the Company has restructured its manufacturing and distribution operations as noted above and has entered into transactions that have allowed the Company significantly improve the Company's shortcomings associated with its production issues and the overall financial health of the Company.

	In August of 2000, the Company entered into a supply and distribution agreement with Commerce Investment Group, LLC and its affiliated companies (collectively
"Commerce".)  Under the terms of the agreement, the Company will purchase from
Commerce all of the products the Company previously domestically manufactured and Commerce will distribute both the products produced by Commerce as well as those imported from other foreign suppliers.

	This transaction is significant because a large number of the historical problems of the Company can be attributed to the limited production capabilities of the Company's manufacturing operations, the overhead associated therewith and the lack of competitive pricing due to the fact that the Company's products were being manufactured domestically. The Commerce transaction has allowed the Company to close its costly and inefficient manufacturing and distribution facility and eliminate its fixed costs, increase its production capacity due to Commerce's large manufacturing capabilities and provide the customer with an improved product of higher quality because of the use of higher quality materials to construct the products.

	Additionally, during 2000 the Company entered into various equity transactions which have allowed the Company to meet its existing and foreseeable financial demands.  As a result of these transactions, the Company has been able to reduce its debt load and interest expense, decrease payables and increase its cash on hand.  The Company believes that these equity transactions will provide the Company with the necessary working capital to fund operations as it grows towards profitability and increased shareholder value.

	The equity transactions referred to above may represent a change in control for income tax purposes which would have the effect of substantially limiting the availability and utilization of the Company's net operating losses for income tax purposes.

Results of Operations

Comparison of the Nine Months Ended August 31, 2000 to the Nine Months Ended August 31, 1999

 Net Sales for the nine months ended August 31, 2000 decreased $3,989,000 from $9,481,000 in 1999 to $5,492,000 in 2000. This decrease is the result of a large premium order of $2.5 million that was placed with the Company in 1999 but not repeated in 2000, a decrease in sales for the Company's discontinued international subsidiary, Nasco Products International ("NPII") and domestic
production limitations as a result of a labor shortage.   During the second
and third quarter of 2000, the Company stopped putting its efforts and resources into its international operations and effectively ceased conducting operations through its subsidiary NASCO Products International, Inc.("NP International"). NP International marketed and distributed products overseas, principally in Europe. The Company ceased operations due to a decrease in NP International's sales and the Company's desire to focus its resources on the domestic market. Sales to foreign customers accounted for 6.3%, 21.2% and 19.4% of net sales in fiscal 1999, 1998 and 1997, respectively.

	The gross margin percentage decreased 11.1% percentage points from 42.5% in
1999 to 31.4% in 2000 due primarily to a product mix in the second quarter of
2000 that generates a lower margin, reduced margins associated with the sale of discounted merchandise and the high gross margin rate of approximately 50% on a
$2.5 million order placed with the Company in 1999 but not repeated in 2000.

	Selling, General and Administrative costs decreased $452,000 or 12.2% from 1999 to 2000 due primarily to a reduction in commissions and royalty expense.
For the 2000 period, the Company experience a one-time royalty charge of $114,000 as a result of the closing of NPII, legal settlement expenses of $78,000 and maintenance and repair expenses of $65,000. The Company believes that its SG&A will be significantly reduced going forward as a result of a reduction in management wages, a decrease in rent and utilities and the reduction in maintenance & repairs, payroll taxes and worker compensation expenses due to the closing of the Company's manufacturing and distribution operations.

	Depreciation expenses increased $19,000 or 9.3% from the first nine months of
1999 to the first nine months of 2000 due to depreciation of new computer equipment and software that the Company purchased as part of its year 2000 computer conversion.

	Interest expense for the nine months ended August 31, 2000 decreased to $173,000 from $332,000 for the six months ended May 31, 1999 due to the extinguishment of long term debt through the end of 1999 and 2000.

Other income (expense) decreased from income of $148,000 to $27,000 due primarily to the reduction in the income generated from a note receivable.

Comparison of Fiscal Year Ended November 30, 1999 to Fiscal Year Ended November 30, 1998

	Net Sales for the year ended November 30 increased $4 million or 59.6% from
$6.8 million in 1998 to $10.8 million in 1999.  This increase in sales was primarily the result of a $2,500,000 promotional order from a national car rental company and the increased demand of the company's clear backpacks and sports bags.  The Company does not expect the promotional order to reoccur in fiscal 2000.

	The company's clear line of backpacks and sports bags added approximately $1,700,000 in revenue during the third quarter of 1999.

	The gross margin percentage increased 8.5 basis points from 33.8% in 1998 to
42.3% in 1999 due to improved material pricing (obtained from competitive bidding on import contracts) and a reduction in production costs.  The Company anticipates a further improvement in gross margin in it's import business in 2000 due to further reductions in material costs from favorable pricing on imported items.

	Selling, General and Administrative costs increased $1,325,000 or 36.4% from
1998 to 1999 due primarily to increased royalties ($384,000 increase) and commissions ($223,000 increase) from the increased sales and due to temporary labor ($286,000 increase) hired during the Company's back to school shipping season.  In addition, rent expensed increased by approximately $190,000 due to the relocation of the Company's operations to the Knoxville facility.

	Under the guidelines of SFAS 121 the Company recorded, in fiscal 1999, a $145,000 impairment loss representing a valuation adjustment on a facility that the Company owns. The Company is currently offering parcels of this facility out for lease. The Company will continue to market this building for lease or for sale. The Company terminated the lease on a facility in Baxley, Georgia. This facility was utilized by the Thimble Square subsidiary until that line of business was discontinued during 1998. This facility was subleased for a portion of 1999, but this facility was left vacant after the sublessee was forced to move out due to a loss of business. The lessor agreed to terminate both the lease agreement and sublease agreement without penalty. This termination necessitated the write off of the remaining net book value of the capitalized lease (asset) and the removal of the remaining capitalized lease obligation (liability) resulting in a net charge to operations of $293,000.

	Depreciation and Amortization expenses were not significantly different from
1998 to 1999 due to the lack of significant purchases of fixed assets and intangible assets during 1998 and 1999.  Interest expense for the year ended
November 30 was largely unchanged from 1998 to 1999 due to a lack of significant changes to the debt structure of the Company and relatively constant interest rates.

	Other Income increased $138,000 from the year ended November 30, 1998 to 1999.
This increase is primarily the result of income realized under a warehousing agreement between the Company and Z. Metro, Inc., an unrelated company.

Comparison of Fiscal Year Ended November 30, 1998 to Fiscal Year Ended November 30, 1997

	Net Sales for the year ended November 30 decreased $1.1 million or 14% from
$7.9 million in 1997 to $6.8 million in 1998.  This decrease is primarily the result of the loss of programs with two significant customers.  The gross margin percentage increased one point from 32.9% in 1997 to 33.8% in
1998 due to improved material pricing and a reduction in production costs.

	Selling, General and Administrative costs decreased $100,000 or 2.7% from 1997 to 1998 due to decreased royalties from the reduced sales.  The reductions in royalties were offset by an increase in legal and professional fees that resulted from the work performed on two potential acquisitions during 1998 and from a one time charge of $187,000 for the settlement of a lawsuit.

	Under the guidelines of SFAS 121 the Company recorded a $300,000 impairment loss representing a valuation adjustment on the Good Deal Mall facility as of
November 30, 1998.  Depreciation and Amortization expenses were not significantly different from 1997 to 1998 due to the lack of significant purchases of fixed assets and intangible assets during 1998.

	Interest expense for the year ended November 30 decreased $154,000 or 23% from
1997 to 1998 due to the payoff of debt in 1997 from the proceeds of the private placement to the "Smith Group" as well as a reduction in interest rates for new debt instruments placed during 1998.

Seasonality

	The Company's business is seasonal.  The majority of the marketing and sales activities take place from late fall to early spring.  The greatest volume of shipments and sales are generally made from late spring through the summer, which coincides with the Company's second and third fiscal quarters and the
Company's cash flow is strongest in its third and fourth fiscal quarters.
During the first half of the calendar year, the Company incurs the expenses of maintaining corporate offices, administrative, sales  employees, and developing the marketing programs and designs for  the majority of its sales campaigns.  Inventory levels also increase during the first half of the year.  Consequently, during the first half of each calendar year, corresponding to the Company's first and second fiscal quarters, the Company utilizes substantial working capital and its cash flows are diminished, whereas the second half of the calendar year, corresponding to the Company's third and fourth fiscal quarters, generally provides increased cash flows and the build-up of working capital.

Liquidity and Capital Resources

	Innovo Group is a holding company and its principal assets are the common stock of the operating subsidiaries. As a result, to satisfy its obligations Innovo Group is dependent on cash obtained from the operating subsidiaries, either as loans, repayments of loans made by Innovo Group to the subsidiary, or distributions, or on the proceeds from the issuance of debt or equity securities by Innovo Group. The subsidiaries primary sources of liquidity are cash flows from operations, including credit from vendors and borrowings from the factoring of accounts receivables.

	Cash flows from operations were a negative $3,438,000 for the nine months ended August 31, 2000. The primary reason was a net loss of $1,853,000 as well as cash used to fund increases in inventories of $1,053,000 and accounts receivable $1,107,000.

	The Company relied on six primary sources to fund operations in the first nine months of 2000:

1.	An accounts receivable factoring agreement with KBK Financial ("KBK")
2.	An accounts receivable factoring agreement with First American National Bank
   ("First American") (recently acquired by Amsouth Bank)
3.	An accounts receivable factoring agreement with Riviera Finance ("Riviera")
4.	Trade credit with its domestic and international suppliers
5.	Borrowings from management and shareholders
6.	Equity financing through private placements

	The Company's principal credit facility for working capital is its accounts receivable factoring arrangements.  In July of 2000, the Company's accounts receivable factoring facility with First American was terminated due to First
American's decision to cease its factoring operations.  In July, the Company entered into a factoring facility with KBK.  This agreement was signed to provide financing for invoices not factored by the Company's existing factoring  arrangement with Riviera Finance.  The agreement with KBK provides for factoring on 85% of the qualified receivables up to $5,000,000.  The agreement calls for a 2% fee on every invoice funded in addition to a per annum rate equal to KBK's  base rate in effect on the date of the purchase of the invoice plus 2% per  annum.  The agreement may be terminated by either party by delivery of written  notice of termination of the agreement to the other party specifying the date of termination, which shall be at least 30 days after the date such notice is  given.  The Company anticipates continued
reliance on the accounts receivable factoring agreements with KBK and Riviera to generate the majority of its  working capital needs.

	Previously, the Company has been successful in negotiating extended trade credit with its largest vendors. In 1998, the Company entered into an agreement with Sunwaki Industrial Company, Ltd. of Hong Kong to produce the Company's licensed products for both domestic and international distribution. Sunwaki has the capability to meet a substantial portion of the Company's need for such products. In 1999, Sunwaki extended trade credit to Innovo in excess of $1 million. The Company has been successful in obtaining similar credit terms with Sunwaki in 2000.

	During 2000, the Company has utilized commitments from certain members of management to provide working capital funding. During the first quarter of 2000, the Company received $712,000 in financing from the Chairman and CEO. Effective March 1, 2000, the Company's Chairman and CEO committed to provide additional cash funding, as may be required from time to time, of up to $500,000. These funds were available to the Company through November 30, 2000 to satisfy any short-term working capital needs. Any funds borrowed under this arrangement were secured with a promissory note, will be interest bearing and typically mature within nine months from issuance. As of November
7, 2000, the Company has repaid all amounts owed under this arrangement.

	The Company believes that the recently completed equity transactions and the
Company's existing factoring relationships should provide sufficient working capital to fund operations and required debt reductions during fiscal 2000.
However, due to the seasonality of the Company's business  and negative cash flow during the first nine months of the year, the Company may be required to obtain additional capital through debt or equity financing.  The Company believes that any additional capital, to the extent needed, could be obtained from the sale of equity securities or short-term working capital loans.
However, there can be no assurance that this or other financing will be available if needed. The inability of the Company to be able to fulfill any interim working capital requirements would force the Company to constrict its operations.

New Accounting Pronouncements

	SOP 98-1, "Accounting for the Costs of Computer Software Developed of Obtained
for Internal Use" provides guidance on accounting for the costs of computer software developed of obtained for internal use and determining whether computer software is for internal use.  This statement is effective for fiscal years beginning after December 15, 1998.  Adoption of this statement had no impact on the Company's financial statements.

	SOP 98-5, "Reporting on the Costs of Start-Up Activities" requires that the costs of start-up activities, including organization costs, be expensed as incurred.  This statement is effective for financial statements issued for fiscal years beginning after December 15, 1998.  The adoption of SOP 98-5 had no material effect on the Company's financial statements.

	SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities,"
as amended, is effective for all fiscal years beginning after June 15, 2000.
This statement requires recognition of all derivative contracts as either assets or liabilities in the balance sheet and the measurement of them at fair value.
If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of any gains or losses on the hedge with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction.  For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.  Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.
The adoption of the new standard on December 1, 2000 will not affect the
Company's financial statements.

	SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities"
Deferral of the Effective Date of FASB Statement No. 133 was issued and effective in June 1999.  SFAS No. 137 extends the effective date of SFAS No. 133 to fiscal quarters of fiscal years beginning after June 15, 2000.  SFAS No. 137 also amends the manner in which entities recognize embedded derivative instruments.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, Interpretation of APB Opinion No. 25." Interpretation No. 44 clarifies the application of Accounting Principle Board Opinion No. 25 to certain issues including: (1) the definition of employee for purposes of applying APB Opinion No. 25, (2) the criteria for determining whether a plan qualifies as a noncompensatory plan, (3) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (4) the accounting for an exchange of stock compensation awards in business combinations. We adopted Interpretation No. 44 in June 2000. The adoption of Interpretation No. 44 did not have a material effect on our consolidated financial position or results of operations.

                                BUSINESS

Introduction

	The company's continuing operations are currently conducted primarily through its  wholly owned subsidiary Innovo, Inc. ("Innovo"). Innovo designs, sources and markets various fashion, sports licensed, and craft products such as tote bags, insulated coolers and lunchbags, backpacks, beach totes, travel bags, and a line of gourmet and craft aprons for children and adults. Innovo Group
Inc. designs, markets, sources and distributes fashion and sports licensed nylon and canvas products, such as tote bags, duffle bags, hand bags, backpacks, insulated lunch bags and coolers, aprons and vests, for the retail and premium and advertising specialty market sector. Under licensing agreements, the company's sports lines feature the designs of the NFL, Major League Baseball and numerous collegiate teams as well as Garfield. Innovo also has certain exclusive and non-exclusive manufacturing and distribution rights for NASCAR licensed products.  The Company's customers include such retailers as Wal-Mart,
K-Mart, Michael's, Hobby Lobby, Dollar General, Goody's and Joanne's.

	The Company's operations are classified into the industry segment, "Canvas and
Nylon Consumer Products".  See Note 11 of Notes to Consolidated Financial
Statements for financial information on discontinued industry segments.

	The principal executive offices of the Company are located at 2633 Kingston
Pike, Suite 100, Knoxville, Tennessee 37919.  Its telephone number is
(800) 627-2621.

Principal Operating Subsidiary

	The Company's continuing operations are currently conducted primarily through its wholly owned subsidiary Innovo, Inc. Innovo designs, imports, markets and distributes cut and sewn canvas and nylon consumer products for the utility, craft, sports licensed and advertising specialty markets. Innovo's products are sourced primarily out of Mexico and the Orient and distributed out of a distribution center located in Los Angeles, CA.  During the second and third quarter of 2000, the Company ceased conducting operations through its subsidiary
NASCO Products International, Inc. ("NP International"). NP International
marketed and distributed overseas, principally in Europe, products similar to some of those marketed domestically by Innovo, as well as licensed sports bags and backpacks, which the Company generally obtained from foreign suppliers.
Its line of products consisted of a variety of insulated soft lunch bags and coolers, backpacks and sport, gym, equipment and duffel bags.  NP
International's products were generally imprinted or embroidered with logos licensed from the four major professional sports leagues, colleges and the characters licensed from Walt Disney and Warner Bros.  Sales to foreign customers, principally in Europe, accounted for 6.3%, 21.2% and 19.4% of net sales in fiscal 1999, 1998 and 1997 respectively.  The Company ceased operations due to a decrease in NP International's  sales and the Company's desire to focus its resources on the domestic market.

Products

	Domestic Product Lines.  Innovo designs, imports, markets and distributes a wide variety of cut and sewn canvas, denim and nylon consumer products in the
United States.  Following are the principal products that Innovo manufactures and distributes in the United States to the fashion, craft and licensed product markets:

Fashion   		             Craft   		                	   Licensed
-------                  -----                         --------
tote bags             	  tote bags			                  travel and tote bags
beach bags        	      adult and children's aprons	  waist packs
duffle bags     		       Christmas stockings	          duffle bags
coolers							                                         stadium totes/cushions
gourmet/BBQ aprons					                                insulated lunch bags and
backpacks                                               soft coolers
pencil cases
waist packs
preteen purses and planners

	Product Design.  Innovo develops the designs and artwork for all products in-
house.  Innovo markets its craft products without artwork to be sold for finishing by retail craft customers.  Innovo's licensed products are produced with the logos or other designs licensed from the major professional sports leagues and colleges.  Beginning in September 1998, the Company added a licensed
NASCAR driver product line and during the second quarter of 1999, the Company added a license for Garfield.  See "Licensing Agreements" below.

	Premium Sales Market.  Innovo also markets each of its products through a sales rep force to its nonretail customers.  Those products include the customer's logo, design or slogan for use in connection with a customer or employee promotion or as a premium sale item.

Licensing Agreements

	The Company's sports-licensed products display logos, insignia, names, slogans or cartoon characters licensed from the various licensors. Innovo holds licenses for the use of the logos and names of the teams of the National Football League,
Major League Baseball,  and over 130 colleges on various products.  For the year ended November 30, 1999, the sale of licensed products represented 46.2% of the
Company's net sales.

	During September 1998, the Company entered into an agreement with the Fan Fueler a division of Action Performance Companies, Inc. ("AP") providing the Company with exclusive manufacturing and non-exclusive distribution rights with respect to seat cushions, soft lunch bags and coolers, waist packs, tote bags and backpacks bearing motorsports-related trademarks and copyrights under AP's control. Among the NASCAR drivers represented by AP are Dale Earnhardt, Dale Earnhardt, Jr., Jeff Gordon, Rusty Wallace and Dale Jarrett.

	During 1999, the Company obtained a license from Paws, Inc to produce backpacks, sportsbags and other items with the image of Garfield.

	The Company has or had international licensing agreement for certain product styles with Walt Disney Co., Warner Bros. Studios, Looney Tunes, National
Football League Europe, and the National Basketball Association, Major League
Baseball and the National Hockey League.  Pursuant to NP International ceasing operations, the Company has terminated or not renewed its international licensing agreements.  The Company has accrued for the potential expense and obligations associated with the ceasing of its international business.

	The following sets forth certain information concerning the license agreements currently held by the Company.

Licensor		          	     Types of Products	                		Geographical Areas

Major League Baseball  	  Tote, lunch, shoe and laundry bags, 		 United States
                    				  stadium seat cushions,
                    				  sport bags and backpacks.

National Football League	 Tote, lunch, shoe and laundry bags,  		United States
			                    	  stadium seat cushions,
                    				  sports bags and backpacks.

Colleges/logos of		       Tote, lunch, shoe and laundry bags; 		 United States
approximately 130      	  stadium seat cushions; sports
colleges               		 bags and backpacks.

Fan FuelerTM          		  Seat cushions; soft lunch bags and  		 United States
                    				  coolers waist packs; tote bags and
                    				  backpacks.

Paws, Inc (Garfield)  		  Backpacks, sports bags, tote bags,   		United States
				                      lunch bags, seat cushions and waist
                    				  packs

	Each license agreement grants the Company either an exclusive or non-exclusive license for use in connection with specific products and/or specific territories.  The license agreements with the major professional sports licensing organizations are generally non-exclusive.  However, the Company's experience has been that while the licenses are non-exclusive, the licensing entities generally limit the number of licenses they grant for any particular line of products.  Thus, direct competition is limited by the availability of licenses.

	Typically, a license agreement is effective for a one or two-year term for the use of particular characters or designs of the licensor on some or all of the
Company's products.  A royalty is paid to the licensor that is usually a percentage of net sales, with a minimum annual guarantee for the license period.

 The royalty rates range from 7% to 17% and the minimum annual guarantees range from $5,000 to $40,000. Some license agreements grant the licensor broad termination rights, and most of the license agreements grant the licensor the right to terminate the license in the event minimum sales targets are not reached, if the Company does not diligently market the licensed products, or for the breach of any material term of the license agreement by the Company.
The Company believes that it is in substantial compliance with the terms of all material licenses, excluding those licenses held for international markets. In the event the Company cannot successfully negotiate a reasonable settlement with certain international licensors, the Company has accrued for what it deems to be the reasonable expense or obligation associated with these licensing agreements.

	The expiration dates of most of the current license agreements range from 2000 to 2002.  Generally, the renewal provisions of the license agreements provide that the licensee may, at its option, renew the license for an additional one-
or two-year term, provided certain conditions are satisfied.  Historically, licenses have been terminated by the Company due to decreased sales or popularity, rather than by the licensors, and to date the Company has generally been able to obtain the renewal of licenses it wished to continue. The Company believes that it will continue to be able to obtain the renewal of all material licenses; however, there can be no assurance that competition for an expiring license from another entity, or other factors will not result in the non-renewal of a license.

Company History

	Innovo began operations in April 1987. In August 1990, Innovo merged into Elorac Corporation, a so called "blank check" company that changed its name to "Innovo Group Inc." pursuant to the merger. In fiscal 1991, the Company created a subsidiary called Nasco Products, Inc that acquired certain assets of a division of NASCO, Inc., a manufacturer, importer and distributor of sports-licensed sports bags, backpacks and other sporting goods that had its headquarters approximately 30 miles north of Nashville in Springfield, Tennessee.

	Subsequent to the asset purchase, a subsidiary of Innovo Group Inc merged with
NASCO, Inc..  NASCO, Inc., which was subsequently renamed "Spirco", was also engaged in the marketing of fundraising programs to school and youth organizations.  The fundraising programs involved the sale of magazines, gift wraps, food items and seasonal gift items.  Effective April 30, 1993, the
Company sold Spirco's youth and school fundraising business.  Its business of importing and distributing sports-licensed products was retained by NASCO
Products, Inc. ("NASCO Products"), a wholly-owned subsidiary.

	Spirco had incurred significant trade debt and losses during its 1992 fiscal year in its fundraising business and from undisclosed liabilities incurred by
Spirco prior to its acquisition.  On August 27, 1993, Spirco filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.  Innovo Group and its other subsidiaries were not parties to the filing.  Spirco's plan of reorganization was confirmed by the court on August 5, 1994, and became effective on November 7, 1994.

	Under the Spirco plan of reorganization, administrative claims were paid in cash from funds borrowed under the Company's bank credit facility.  Leasall
Management, Inc. ("Leasall"), a newly formed subsidiary of Innovo Group, acquired Spirco's equipment and plant and assumed the related equipment and mortgage debt (which Innovo Group had previously guaranteed), and Spirco was merged into Innovo Group.  Spirco claims were paid either by issuing common stock of the Company ("Common Stock") to creditors or, in the case of claims for federal, state and local taxing authorities, by issuing shares to a trust which sold the stock and distributed the proceeds to such claimants.  Unsecured claims did not receive any distribution and were extinguished under the plan of reorganization.

	On July 31, 1995, NASCO Products sold to Accessory Network Group, Inc. ("ANG")
its business of importing into and distributing within the United States sports bags, backpacks and equipment bags bearing the logos of the teams of the four major professional sports leagues.  NASCO Products discontinued all of its operations following the sale to ANG.  For the licenses, ANG paid NASCO
Products $750,000 in installments through December 1997.  In addition, ANG will make ongoing annual payments for up to forty years to NASCO Products of
2% of sales under each of the National Football League, Major League Baseball and National Hockey League licenses, and 1% of sales under the NBA license, up to aggregate sales of $15 million, and 1.5% and 0.5% of sales, respectively, thereafter.  The payments will  continue unless a license expires or is terminated and is not renewed or reinstated within twelve months.

	In April 1996, the Company acquired Thimble Square, Inc. ("Thimble Square").
Thimble Square manufactured and marketed ladies' ready-to-wear at-home, sleep and lounge wear and  provided "sew-only" manufacturing for other distributors of private-label sleep and lounge wear.  It had three manufacturing facilities, one facility it owned in Pembroke, Georgia, and two leased facilities in Baxley,
Georgia.

	From 1996 through 1998, Thimble Square contributed a declining percentage of the Company's net sales, from approximately 18.5% in 1996 to 16.5% and 13.0%
in 1997 and 1998, respectively.  At the same time, the Thimble Square apparel products segment of the Company's business generated operating losses of approx-
imately $110,000 in fiscal 1997 and $346,000 in fiscal 1998.  See Note 11 of
Notes to Consolidated Financial Statements.

	Based on Thimble Square's deteriorating operating results, an ongoing operating capital drain of more than $20,000 per month and management's need to focus on the Company's core business, on September 13, 1998 the Company entered into an agreement with Confident Colors LLC (a company formed by a former officer of the
Company, the chief operating officer of Thimble Square and others) ("Confident
Colors") to lease to Confident Colors one of Thimble Square's Baxley, Georgia
facilities and equipment and to allow it to succeed to all of Thimble Square's business and operations.  Upon execution of the lease, Thimble Square dis-
continued all operations.  In October 1998, the lease on Thimble Square's second Baxley facility expired.  The Company sold Thimble Square's Pembroke facility on December 10, 1998 for net proceeds of $122,354 and the equipment in the Baxley facility for $30,000 on January 13, 1999. The Company recorded losses totaling $1,400,165 (including $639,000 of goodwill) as the result of the sale of Thimble Square during the fourth quarter of fiscal 1998.

	During 1999, Confident Colors defaulted on its lease with the Company and vacated the remaining Baxley facility. Due to the inability to find a tenant for this facility, the Company decided to terminate its lease for the facility. In the circumstance, the leaseholder (lessor) agreed to terminate both the lease agreement and sublease agreement, effective November, 1999, without penalty.
This termination necessitated the write off of the remaining net book value of the capitalized lease (asset) and the removal of the remaining capitalized lease obligation (liability) resulting in a net charge to operations of $293,000.
See "Item 2 Properties".

	During November and December, 1998, the Company moved its headquarters and manufacturing and distribution facilities to a 78,000 square foot facility located in Knoxville, Tennessee. The Knoxville facility provided approximately 65,000 square feet for manufacturing and distribution operations, as well as approximately 13,000 square feet of office spaces. The Company terminated its lease with respect to those facilities and relocated in August 2000. See "Properties" below.

Summary of Significant 2000 Developments

 During the first nine months of fiscal 2000, the Company issued 3,792,229 shares of Company Common Stock and subsequently, from September 1, 2000 to December 15,2000, the Company issued an additional 3,630,003 shares of Company Common Stock in exchange for a total of $7,300,000, consisting of $5,300,000 in cash and $2,000,000 in conversion of debt to equity. The funds were used to fund operations and reduce outstanding debt owed by the Company.

 In July 1997, the Commission and Nasdaq announced revised standards for listing on the Nasdaq SmallCap Market that required that a company's listed securities trade for not less than $1.00 per share and that the company have net tangible assets (total assets, excluding goodwill, minus total liabilities) of at least $2,000,000. The change became effective in February 1998.

 Due to continued losses, the Company did not meet the required net tangible asset level as of May 31, 2000. On July 19, 2000, the Company was granted a temporary exception from this standard subject to Innovo meeting certain conditions. The conditions require the Company to obtain a minimum net tangible asset level of $4 million on or before August 11, 2000 ("Phase I") and a minimum net tangible asset level of $5 million on or before October 31, 2000
("Phase II").

 The Company met the Phase I net tangible asset level of $4 million on August 11, 2000 by issuing 1,363,637 shares of Common Stock ("Phase I Shares") to Commerce Investment Group, LLC for $1.5 million in cash (a price of $1.10 per share), with the proceeds being used by the Company to purchase finished goods and services from Commerce and its affiliates (collectively, the "Commerce Group"). As required by the Commerce Group as a condition to making its Phase
I investment in the Company, the Company also increased its net tangible assets by issuing Common Stock and warrants to Sam and Jay Furrow (the "Furrow Group"). The Furrow Group converted $1 million of outstanding Company debt owed to third parties that it had previously assumed and converted $500,000 of Company debt that was owed to the Furrow Group (the "Furrow Debt Conversion") for 1,363,637 shares of Common Stock, or $1.10 per share, and warrants to purchase 1,500,000 shares of Common Stock that have a three-year term and an exercise price of $2.10 per share (the "Furrow Warrants"). The Furrows agreed to make the issuance of the Furrow Warrants subject to stockholder approval.

 The Company met the Phase II net tangible asset level of $5 million on October 31, 2000 by selling an additional 1.5 million shares of Common Stock ("Phase II Shares") and warrants to purchase an additional 3.3 million shares to the Commerce Group (the "Purchase Warrants") for $1,500,000. The Purchase Warrants will have an exercise price of $2.10 per share. Three million of the Purchase Warrants will have a term of three years and the remaining 300,000 will vest over two years and expire 3 years from the last vesting. The proceeds will be used by the Company to purchase additional finished goods and services from the Commerce Group and its affiliates. Additionally, in order to meet the Phase II requirements, the Company issued in private placements 1,062,500 shares of Common Stock and 850,000 warrants with a strike price of $2.00 and a three year term to JAML, LLC, Innovation, LLC and Third Millennium Properties, Inc. in exchange for $850,000. The Company plans to issue an additional 1,062,500 shares of Common Stock and 850,000 warrants with a strike price of $2.00 and a three year term to JAML, LLC, Innovation, LLC and Third Millennium Properties, Inc. in exchange for $850,000 on November 30, 2000. As a result of these transaction and the increase in the Company's net tangible asset level, Nasdaq has closed the review of the Company's Nasdaq file and the Company is currently traded on the Nasdaq SmallCap Market under the ticker symbol INNO.

 In October of 2000, the Company closed its domestic manufacturing and distribution operations and facilities and moved its remaining operations into an office building located near downtown Knoxville, TN. The Company has entered into a supply and distribution agreement with Commerce Investment Group, LLC and affiliates to provide the Company with specific goods previously manufactured by the Company domestically and distribution services for all of the Company's products. The Company has and will experience certain one-time charges associated with the discontinuation of its domestic manufacturing and distribution facilities.

Growth Strategy and Product Development

	The Company believes that growth in its business can be accomplished both by the expansion of the sales of its existing products and brands with new and existing customers, the expansion and improved quality of its craft line of products now produced through the Company's new supply agreement with Azteca and through the development or acquisition of new product designs.  The Company continues to develop its marketing department in an effort to build relationships in new markets and new customers for the Company.

	The Company also continually evaluates the market potential for the sale of products bearing licensed logos, characters or artwork.  Those evaluations involve both situations where a license has been offered to the Company, and where the Company itself identifies a logo or character that may have market potential.  Where such an evaluation indicates a sufficient likelihood of market acceptance, the Company attempts to negotiate and obtain a license from the owner of the logo or character.  In general, a period of from four to six months is required, once a license is obtained, to develop and obtain the approval for the art and the products for the new license, to produce samples and to begin marketing.  However, there can be no assurance that the Company will be able to obtain other new licenses or renew existing licenses on favorable terms in the future.

	Another critical part of the Company's growth strategy/product development, is the addition of brand named lines to the product offering.  These lines have been designed to meet the demands of channels of distribution and age markets that are currently a small portion of the Company's customer base but have a great potential in the market place.  See "Intellectual Property" below.

	The newest branded lines for 2000 provide the Company with the opportunity to present more products to department stores and specialty retailers.  The designs are fashion oriented, fill nitch markets such as female "teens", and have the potential for added sales opportunities during the holiday season.  The Company believes the addition of these in-house-designed, branded lines will help diversify a product base that relies heavily on licensed products.

Marketing and Customers

	During fiscal 1999, the Company's Innovo operations sold products to a mix of mass merchandisers such as K Mart and Wal-Mart, department, sporting goods, grocery, craft and drug store chains, mail order retailers and other retail accounts.  The Company estimates that its products are carried in over 8,000 retail outlets in the United States.  Generally the Company's domestic accounts were serviced by the Company's sales personnel working  with marketing organizations that have sales representatives which are compensated on a commission basis.

	In marketing its products the Company attempts to emphasize the competitive pricing and quality of its products, its ability to assist customers in esigning marketing programs, its short lead times, and the high sell-through its products have historically achieved.  To assist customers in achieving a higher sell-through of its sports team (professional and college) logoed products, the Company tracks the retail sales by team logo for various geo-
graphic areas.  The Company then uses this information to assist customers in selecting the optimum mix of team logos for their market.  The Company has an electronic data interchange system that allows certain larger customers to place orders directly.

	The Company also continues to solicit customers whose buying seasons are contrary to the Company's existing seasonality. See "Seasonality."

	For fiscal 1999, two customers accounted for aggregate sales in excess of 54.1%
of net sales:  Wal-Mart, a customer of Innovo which accounted for 26.9% of net sales, and National Car Rental which accounted for 27.2% of net sales.  The sales to National Car Rental are not expected to reoccur in fiscal 2000.
During the nine month period ended August 31, 2000, Wal-Mart has continued to be a major customer for the Company.  The loss of Wal-Mart as a customer would have a material adverse effect on the Company.

Backlog

	Although the Company may at any given time have significant business booked in advance of purchase orders, customers' purchase orders are typically filled and shipped within two to six weeks.  As of November 1, 2000, there were no significant backlogs.

Seasonality

	The Company's business is seasonal.  The majority of the marketing and sales activities take place from late fall to early spring.  The greatest volume of shipments and sales are generally made from late spring through the summer, which coincides with the Company's second and third fiscal quarters and the
Company's cash flow is strongest in its third and fourth fiscal quarters.
See "Item 7 - Management's Discussion and Analysis of Financial Condition and
Results of Operations - Seasonality."

Sourcing

	Innovo's products are purchased from Commerce Investment Group, LLC, which manufactures primarily in Mexico, or obtained from Oriental suppliers through manufacturing agreements. The Company is obligated, as defined in the supply agreement with Commerce, to purchase all of its craft products from Commerce for a two-year period. The principal materials used in Innovo's products include denim, canvas, plain and printed rolls of nylon, polyester and cotton, mesh and webbing. The sport bags, backpacks and other nylon products marketed by Innovo are generally obtained from overseas manufacturers in order to reduce the cost of these labor intensive products. The independent overseas contractors that manufacture these products are responsible for obtaining the necessary supply of raw materials and for manufacturing the products to the Company's specifications. The Company generally uses one independent contractor to fulfill all of its requirements in order to maximize its control over production quality and scheduling. Although the Company uses this, and other methods, to reduce the risk that the independent contractor will fail to meet the Company's requirements, the use of independent overseas contractors does reduce the Company's control over production and delivery and exposes the Company to the other usual risks of sourcing products abroad. The Company does not have any long-term supply agreements with independent overseas contractors, but believes that there are a number of contractors that could fulfill the Company's requirements.

	The Company has generally utilized overseas contractors that employ production facilities located in China.  As a result, the products manufactured for the
Company are subject to export quotas and other restrictions imposed by the
Chinese government.  To date the Company has not been adversely affected by such restrictions; however, there can be no assurance that future changes in such restrictions by the Chinese government would not adversely affect the
Company, even if only temporarily while the Company shifted production to other countries or regions such as Mexico, Korea, Taiwan or Latin America.
It is anticipated that in fiscal 2000 more than 50% of the Company's domestic sales will be imported products which are subject to United States import quotas, inspection or duties.

Competition

	The industries in which the Company operates are fragmented and highly competitive. The Company competes against a large number of baggage manu-facturers and importers, and other generally small companies that distribute products similar to Innovo's, The Company's sports-licensed products also compete with those of sporting goods manufacturers, such as Reebok, Nike and Adidas, that produce or license the manufacture of sports bags bearing their names and logos. The Company does not hold a dominant competitive position, and its ability to sell its products is dependent upon the anticipated popularity of its designs, the logos or characters its products bear, the price and quality of its products and its ability to meet its customers' delivery schedules.

	The Company believes that it is competitive in each of the above-described areas with companies producing goods of like quality and pricing, and that new product development, product identity through marketing, promotions and low price points will allow it to maintain its competitive position. However, some of the Company's competitors possess substantially greater financial, technical and other resources than the Company, including the ability to implement more extensive marketing campaigns.

Intellectual Property

	Innovo's fashion line includes tote bags imprinted with the E.A.R.T.H. ("EVERY AMERICAN'S RESPONSIBILITY TO HELP") BAG trademark. E.A.R.T.H. Bags are marketed as a reusable bag that represents an environmentally conscious alternative to paper or plastic bags. Sales of E.A.R.T.H. Bags, while significant in Innovo's early years, have not been significant in the last five years. The Company still considers the trademark to be a valuable asset, and has registered it with the United States Patent and Trademark Office.

	The Company has also applied for a trademark for its product lines known as
"Friendship", "Clear Gear" and "Toteworks". The Company anticipates that these trademarks will be registered during 2000.

Employees

	As of November 1, 2000, the Company employed 14 full-time personnel at the Knoxville, Tennessee facility, comprised of 2 persons in management, 4 persons in general administration and 8 persons in sales and marketing. The Company has significantly reduced its number of employees as a result of closing its manu-facturing and distribution facilities.

Properties

	The Company general administrative and sales and marketing headquarter is located in approximately 5,000 square feet of office spaces located near down-town Knoxville, Tennessee. The Company pays $3,500 per month, triple net for the office space. The space being leased in Knoxville is owned by an entity that is controlled by the Company's CEO and Chairman.

	The Company's previous headquarters and manufacturing facilities were located in Springfield, Tennessee.  The Springfield facilities are currently owned by
Leasall Management, Inc. ("Leaseall"), a wholly owned subsidiary of Innovo
Group, Inc.  The main Springfield complex is situated on seven acres of land with approximately 220,000 square feet of usable space, including 30,000 square feet of office space and 35,000 square feet of cooled manufacturing area.  A warehouse annex contained 30,000 square feet.  First Independent Bank of
Gallatin, Tennessee holds a First Deed of Trust on the Springfield real property.  The Springfield facilities are currently held for lease or sale, and approximately 25% of the facilities had been leased as of November 1, 2000.

	The Company acquired a Florida retail property with approximately 32,000 square feet of rentable space, operated as the "Good Deal Mall," in fiscal 1995.
Through August 1997 the Company was engaged  in readying the property to operate as an indoor multiple vendor open space mall in which retailers operate from permanent booths.  The property was initially opened in August 31, 1997 with approximately 24% of  its available space leased.  After several lease terminations the Company closed the facility in November 1997.  The property is currently held for lease.

Legal Proceedings

	The Company is a party to lawsuits and other contingencies in the ordinary course of its business. The Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be sufficient enough, in number or magnitude, to have a material adverse effect in the aggregate.

	In December 1999, the American Apparel Contractors Association Workers' Compensation Fund filed suit against the Company's Thimble Square subsidiary for $13,000 plus interest of 1.5% per month from the due date (American
Apparel Contractors Association Workers' Compensation Self-Insured Fund
v. Thimble Square and Innovo Group). This amount represents the allocation to Thimble Square of the excess workers' compensation claims paid under the plan. The Company has not accrued for the disputed funds in this case.

	In November, 1999, the Company received a notice from the Internal Revenue Service ("IRS") asserting deficiencies in federal corporate income taxes for the Company's 1991 tax year.  The total tax proposed by the IRS amounts to
approximately $5.5 million plus interest.    The Company has tentatively
reached a preliminary settlement agreement with the IRS in this matter, subject to final IRS approval, whereby the amount of the asserted tax liability has been reduced to zero. The Company is continuing to dispute certain asserted interest obligations, arising from the above asserted tax deficiencies, in an amount approximating $100,000. The Company believes that it has meritorious legal defenses to those deficiencies, and believes that the ultimate resolution of this matter will not have a material effect on the Company's financial statements.

	In December 1991, a former employee filed suit against the Company, Patricia
Anderson-Lasko and others alleging breach of an employment agreement and conversion of his interest in certain property rights (Michael J. Tedesco v.
Innovo, Inc.., et al., Case No. 91-64033, District Court of Harris County,
Texas, 164th Judicial Circuit).  Following an appeal and a second trial, a final judgment was rendered against Innovo for $194,045.62 on August 17, 1998.
Thereafter, 20,000 shares of Common Stock that has been held in the registry of the court, as security during the appeal and subsequent trial, were released to the plaintiff.  If the sale of that stock does not generate sufficient net proceeds to pay the judgment, then Innovo will be liable for any shortfall.  As of November 30, 1999, the Company had accrued $185,215 for any potential short-
fall.

MANAGEMENT

The following table sets forth certain information regarding the executive officers and directors of the Company as of December 1, 2000.

Name						                          Age		            Position with the Company

Samuel J. (Sam) Furrow Sr.(2)			     59		            Chairman of the Board,
                                                     Chief Executive Officer
                                                     and Director

Patricia Anderson-Lasko			           41		            President and Director

Samuel J. (Jay) Furrow, Jr.			       27		            Vice President, Chief
                                                     Operating Officer and
                                                     Director and Acting Chief
                                                     Financial Officer;
                                                     Secretary

Daniel A. (Dan) Page (1)(2)			       51		            Director

Marc B. Crossman (1)			            	 29		            Director

John G. Looney, MD (1)(2)			         59		            Director

____________________

(1)	Member of the audit committee of the Board of Directors.
(2)	Member of the executive compensation committee of the Board of Directors.

 Following is information with respect to the business experience for at least the last five years and certain other information regarding each of the Company's executive officers and directors.

 Samuel J. (Sam) Furrow became a Director in April 1998 and the Company's Chairman and Chief Executive Officer in October 1998 serving in the latter capacity since December 2000. Mr. Furrow has also been the Chairman of Furrow Auction Company (a real estate and equipment sales company) since April 1968, Chairman of Furrow-Justice Machinery Corporation (a six-branch industrial and construction equipment dealer) since September 1983, Owner of Knoxville Motor Company - Mercedes Benz since December 1980 and of Land Rover of Knoxville since July 1997. Mr. Furrow has been a Director of Southeastern Advertising Inc. (an advertising agency) since April 1968, a Director of First American National Bank since September 1993, and of Goody's Family Clothing, Inc, a publicly traded retail clothing store chain, since 1995. Sam Furrow is Jay Furrow's father.

 Patricia Anderson-Lasko has been President of the Company since August 1990 and the Company's Chief Executive since December 2000. Ms. Anderson has been a Director of the Company since August 1990 and President of the Company's Innovo, Inc. subsidiary since she founded that company in 1987. From August 1990 until August 1997, Ms. Anderson-Lasko was also the Chairman and Chief Executive Officer of the Company.

 Daniel A. Page was the chief operating officer of the Company from August 1997 through April 1999, has been self-employed since, and has been a Director of the Company since August 1997. From June 1993 until August 1997, Mr. Page was the principal operating and executive officer of Southeast Mat Company, a privately held manufacturer of automobile floor mats. Prior thereto Mr. Page was the president of Tennessee Properties Company, a privately held real estate development company.

 Samuel J. (Jay) Furrow, Jr. became the Company's Vice President for Corporate Development and In-House Counsel in July 1998 and a Director in January 1999. He has also served as the Company's Chief Operating Officer since April 1999 until December 2000 and its Acting Chief Financial Officer since August 2000. Mr. Furrow has been President of the Company since December 2000. Mr. Furrow is an attorney. Prior to joining the Company, Mr. Furrow graduated from the Southern Methodist University School of Law with a J.D. in May 1998. Mr. Furrow attended Vanderbilt University beginning in 1991 and graduating with a BS degree in Political Science and Business in 1995. Jay Furrow is Sam Furrow's son, and the President of StanRo Development, a real estate development company.

 Marc B. Crossman has been a Director since January 1999. Mr. Crossman has also been a Vice President and Equity Analyst with J.P. Morgan Securities Inc., New York, New York, since January 1999, and was previously a Vice President and Equity Analyst with CIBC Oppenheimer Corp. from September 1997 through January 1999 and an Associate and Equity Analyst with Dain Rauscher Wessels from November 1994 through September 1997.

 John G. Looney, MD has been a Director since August 1999. Dr. Looney is a psychiatrist employed by the Duke Medical Center since 1986. Dr. Looney is also currently working with Covenant Health Systems pursuant to a contract between the Duke Medical Center and Covenant to develop a behavioral health system for Covenant in Knoxville. He also participates in a variety of venture capital investments independent of Duke, Covenant and the Company.

 Each of the Company's Directors is elected at the annual meeting of stockholders and serves until the next annual meeting and until a successor has been elected and qualified or their earlier death, resignation or removal. Vacancies in the Board of Directors are filled by a majority vote of the remaining members of the Board of Directors.

 Executive officers of the Company are elected on an annual basis and serve at the discretion of the Board of Directors.

Commerce and Mizrachi Group Stock Purchase Agreements

	In connection with the investment by the Commerce Group, the Company has agreed to appoint to the Board of Directors three persons designated by Mr. Guez.  Mr.
Guez has not designated any Board members at this time.  Additionally, pursuant to the investment by the Mizrachi Group, the Company has agreed to appoint to the Board of Directors one person, or possibly two if permissible under Nasdaq rules, designated by Mr. Mizrachi.  The Company has also amended its Bylaws to provide that the number of Company directors will be between three and seven, with the exact number to be specified by the Board of Directors, until
November 1, 2000, and that from November 2, 2000 until November 1, 2003, the number of members of the Board of Directors will be between three and twelve, with the exact number to be designated by the Board of Directors.

Corporate Governance and Other Matters

 The Board of Directors conducts its business through meetings and through its committees. The Board of Directors acts as a nominating committee for selecting candidates to stand for election as Directors. Other candidates may also be nominated by any stockholder, provided such other nomination(s) are submitted in writing to the Secretary of the Company no later than 120 days prior to the anniversary date of the prior year's annual meeting of stockholders at which Directors were elected, or such earlier date as the Board of Directors may allow, together with the identity of the nominator and the number of shares of the Company's stock owned, directly and indirectly, by the nominator. No such nominations have been received as of the date hereof in connection with the Annual Meeting.

 The Board of Directors currently has two committees, the Audit Committee and the Executive Compensation Committee.

 The Audit Committee is primarily responsible for (i) monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, (ii) monitoring the independence and performance of the Company's independent auditors and internal auditing department, and (iii) providing an avenue of communication among the independent auditors, management, the internal auditing department, and the Board. The Audit Committee has a charter that details its duties and responsibilities. The current members of the Audit Committee are Dr. Looney and Messrs. Page and Crossman. The Executive Compensation Committee reviews and recommends the compensation arrangements for management of the Company. The current members of the Executive Compensation Committee are Dr. Looney and Messrs. Page and Sam Furrow. The Executive Compensation Committee will also administer the Company's 2000 Employee Stock Incentive Plan and 2000 Director Stock Incentive Plan.

 Each of Messrs. Guez and Mizrachi will be entitled to designate members of each Board committee.

 During the year ended November 30, 1999, the Board of Directors held six meetings. During the same period, the Executive Compensation Committee and the Audit Committee each met once. No incumbent Director attended fewer than 75% of the total number of meetings of the Board of Directors and committees of the Board of Directors on which he served.

Director Compensation

 Directors who are not employees of the Company do not currently receive a fee for attending meetings of the Board of Directors or its committees. Mr. Page received a grant of nonqualified stock options to purchase 120,000 shares of Common Stock at an exercise price of $3.31 per share upon becoming a Director in August 1997. All of such options are vested.

 Sam Furrow received a grant of nonqualified stock options to purchase 100,000 shares of Common Stock at an exercise price of $4.75 per share upon becoming a Director in March 1998. Jay Furrow received a grant of nonqualified stock options to purchase 100,000 shares of Common Stock at an exercise price of $4.75 per share upon becoming a Director in February 1999. Mr. Crossman received a grant of nonqualified stock options to purchase 100,000 shares of Common Stock at an exercise price of $4.75 per share upon becoming a Director in February 1999. The options vest and become exercisable at the rate of 2,083 shares per month served.

 As a result of the approval by the shareholders of the 2000 Director Stock Incentive Plan, each member of the Board of Directors will receive annual compensation in the form of options to buy Common Stock with a nominal initial value of $10,000. Each option will have an exercise price equal to one-half of the market price on the date of grant, and will cover a number of shares equal to $10,000 divided the exercise price per share.

Executive Compensation and Other Information

 Summary Compensation Table. The following table sets forth the compensation paid to the Chief Executive Officers of the Company during 1999 and to the other executive officer of the Company who received annual compensation in excess of $100,000 during 1999 (the "Named Executive Officers") during fiscal years 1999, 1998 and 1997.

                               	Summary Compensation Table

                                  Annual Compensation(1)             Long-term Compensation
Name and                                                         Other Annual         Options/
Principal Position            Year     Salary     Bonus          Compensation(3)        SARs
------------------            ----     ------     -----          ------------           ----

Samuel J. Furrow,             1999         --        --                    --             --
Chairman and CEO(2)           1998         --        --                    --        100,000

Patricia Anderson-Lasko,      1999     $157,500 $15,750                $  509             --
President                     1998      188,000      --                    --             --
                              1997      157,500      --                 4,070             --


(1)	No executive officers received or held restricted stock awards during fiscal
    1999, 1998 or 1997.

(2)	Mr. Sam Furrow's employment by the Company began in October 1996 with no salary. Mr. Furrow received a grant of nonqualified stock options to purchase 100,000 shares of Common Stock at an exercise price of $4.75 per share upon becoming a Director in March 1998. The options vest and become exercisable at the rate of 2,083 per month through 2002.

(3)	During fiscal 1999, 1998 and 1997 Ms. Anderson-Lasko received life insurance benefits in the aggregate amounts of $509, $0 and $4,070, respectively.

 Option Grants. None of the Named Executive Officers received option grants during 1999.

 Option Exercises and Fiscal Year-End Values. The following table sets forth information with respect to the Named Executive Officers concerning the number of securities underlying unexercised options at 1999 year-end and the year-end value of all unexercised in-the-money options held by such individuals. None of the Named Executive Officers exercised any options during the fiscal year ended November 30, 1999.

         Aggregated Option/SAR Exercised in 1999 and Year-end Option/SAR Values


                     Shares               Number of Unexercised           Value of Unexercised
                    Acquired             Options/SARs at FY-End        In-the-Money Options/SARs
                       on      Value        (#) Exercisable/               ($) Exercisable
Name                Exercise  Realized       Unexercisable                  Unexercisable
-------------      ---------  --------       -------------                  -------------

Samuel J. Furrow       0         0           59,990 / 40,010                Not applicable(1)


(1)	Based on a closing price per share of $1.594 for the Common Stock on
November 30, 1999 as reported by the Nasdaq SmallCap Market.

Stock Bonus Plan

 The Board of Directors has authorized and may in the future authorize the issuance of restricted stock to certain employees of the Company.

Certain Relationships and Related Transactions

 The Company has adopted a policy requiring that any material transactions between the Company and persons or entities affiliated with officers, Directors or principal stockholders of the Company be on terms no less favorable to the Company than reasonably could have been obtained in arms' length transactions with independent third parties.

 Anderson Stock Purchase Agreement. Pursuant to the 1997 Stock Purchase Right Award awarded to her in February 1997, Ms. Anderson-Lasko purchased 250,000 shares of Common Stock (the "1997 Award Shares") with payment made by the execution of a non-recourse note (the "Note") to the Company for the exercise price of $2.8125 per share ($703,125 in the aggregate). The Note is due, without interest, on April 30, 2002, and is collateralized by the 1997 Award Shares. Ms. Anderson-Lasko may pay or prepay (without penalty) all or any part of the Note by (i) the payment of cash, or (ii) the delivery to the Company of other shares of Common Stock (other than the 1997 Award Shares) that Ms. Anderson-Lasko has owned for a period of at least six months, which shares would be credited against the Note on the basis of the closing bid price for the Common Stock on the date of delivery.

 Sam Furrow and Affiliate Loans. During the period from January 1999 to June 2000, Sam Furrow and affiliated companies made a total 24 loans in an aggregate amount of $1,933,000 to the Company primarily to finance the Company's import of product from the Orient and general operations. Each of the loans was unsecured and provided for interest compounding annually at a rate of from 8.5% to 10.0%. Most of the loans provided for a six-month term. The Board of Directors determined in each instance that the loans were made on fair terms and conditions that were more favorable to the Company than could be obtained from third parties.

 Of the amounts loaned by Sam Furrow and his affiliates, a total of $1,200,000 has been exchanged for Common Stock as described below under "Debt to Equity Conversions." As of December 15, 2000, all amounts owed by the Company to Sam Furrow and affiliated companies has been paid off in its entirety.

 Dan Page Loans. During the period from February 1999 to March 1999, Dan Page made a total five loans in an aggregate amount of $200,000 to the Company primarily to finance the Company's import of product from the Orient and general operations. Each of the loans was unsecured and provided for interest compounding annually at a rate of from 10.0%. The loans provided for a six-month term. The Board of Directors determined in each instance that the loans were made on fair terms and conditions that were more favorable to the Company than could be obtained from third parties.

 All of the $200,000 loaned Dan Page to the Company has been exchanged for Common Stock as described below under "Debt to Equity Conversions."

 Debt to Equity Conversions. On February 26, 1999, Sam Furrow and Dan Page each exchanged $150,000 of the indebtedness owed by the Company to him for 75,000 restricted shares of common stock, or a price of $2.00 per share. On the date that the Company's Board of Directors approved the debt exchanges, the average closing sale price for the Common Stock as reported by Nasdaq for the prior 30 days was $2.00.

 Jay Furrow acquired $50,000 of the indebtedness owed by the Company to Sam Furrow on April 26, 1999 and exchanged that amount for restricted Common Stock at a price of $1.00 per share on that date. On the same date, a third party acquired $50,000 of the indebtedness owed by the Company to Dan Page and exchanged that amount for restricted Common Stock at a price of $1.00 per share. On the date that the Company's Board of Directors approved those debt exchanges, the average closing sale price for the Common Stock as reported by Nasdaq for the prior 15 days was $1.43.

 On February 28, 2000, Sam Furrow exchanged $500,000 of the indebtedness owed by the Company to him for 423,729 restricted shares of common stock, or a price of $1.18 per share. On the date that the Company's Board of Directors approved the debt exchange, the closing sale price for the Common Stock as reported by Nasdaq was $1.15.

 On August 11, 2000, Sam and Jay Furrow converted $1 million of outstanding Company debt owed to third parties that it had previously assumed and an additional $500,000 of Company debt that was previously owed to the Furrows for 1,363,637 shares of common stock, or $1.10 per share, and warrants to purchase 1,500,000 shares of Common Stock that have a three-year term and an exercise price of $2.10 per share. The debt conversion to equity had been required by the Commerce Group as a condition to making their Phase I investment in the Company. The Furrows have also agreed to make the issuance of the purchased warrants subject to stockholder approval.

 The $1.0 million of converted debt that had been assumed by the Furrows and that had previously been guaranteed by him consisted of $650,000 owed to Commerce Capital, Inc., a Nashville, Tennessee based finance company unrelated to the Commerce Group, and $350,000 owed to First Independent Bank of Gallatin.

 With respect to each of the debt to equity conversions discussed above, the Board of Directors determined that the purchases of Common Stock were made on fair terms and conditions and were in the Company's best interests in order to increase the Company's net tangible assets for Nasdaq listing compliance purposes and considering recent trading prices and a reasonable discount due to the restricted nature of the issued shares. All of the shares issued pursuant to the debt conversions were subject to registration rights, and resales of all of such shares are now subject to effective registration statements.

 Facility Lease Arrangements. On October 7, 1998, the Company entered into a Warehouse Lease Agreement with Furrow-Holrob Development II, LLC pursuant to which the Company has leased the 78,900 square foot plant that now houses the Company's executive offices and its manufacturing, administrative and shipping facilities. The "triple net" lease provides for an annual base rental rate of $2.00 per square foot, or $157,800 annually, plus a pro rata share of real estate taxes, insurance premiums and common area expenses, with an initial five-year term and two Company five-year renewal options (subject to agreement on any change in the base rental rate). The Board of Directors, with Mr. Furrow excusing himself from deliberations and not voting, unanimously approved the Warehouse Lease Agreement. As required by the terms of the Phase I financing, the Warehouse Lease Agreement was terminated on July 1, 2000. The Company currently occupies the same facilities rent free pending arrangements for new space.

 New Facility Lease Arrangements. The Company has entered into a new lease for space with a company owned by Sam Furrow. The space is approximately 5,000 square feet consisting of the first floor of a two-story building located in downtown Knoxville, Tennessee, with a monthly rental of $3,500 triple net.

 Section 16 Beneficial Ownership Reporting Compliance

 Section 16(a) of the Exchange Act requires the Company's Directors, officers and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Directors, officers and greater than ten percent beneficial owners are required by the Commission's regulations to furnish the Company with copies of all
Section 16(a) forms they file.

 Based solely on a review of copies of such forms furnished to the Company and certain of the Company's internal records, or upon written representations that no Form 5s were required, the Company believes that during the year ended December 31, 1999, all Section 16(a) filing requirements applicable to its Directors, officers and greater than ten percent beneficial owners were satisfied on a timely basis.

                            BENEFICIAL OWNERSHIP OF COMMON STOCK

 The following table provides information as of December 15, 2000 concerning beneficial ownership of Common Stock by (1) each person or entity known by the Company to beneficially own more than 5% of the outstanding Common Stock, (2) each Director of the Company, (3) each Named Executive Officer, and (4) all Directors and executive officers of the Company as a group. The information as to beneficial ownership has been furnished by the respective stockholders, Directors and executive officers of the Company, and, unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

Name and 				                           Shares Beneficially Owned (1)
Offices				                              Number			           Percent

Samuel J. (Sam) Furrow				               3,514,744 (2)			     25.6%
Chairman and Chief Executive
Officer, Director
2633 Kingston Pike, Suite 100
Knoxville, Tennessee  37919

Hubert Guez						                        6,163,637 (3)			     44.9%
5804 East Slauson Avenue
Commerce, California 90040

Patricia Anderson-Lasko				                283,146 (4)			     2.1%
President and Director

Daniel A. (Dan) Page	              			    	463,833 (5)	     		3.4%
Director
2633 Kingston Pike, Suite 100
Knoxville, Tennessee  37919

Samuel J. (Jay) Furrow, Jr.			          	1,450,057 (6)	    	10.6%
Vice President and Chief Operating
Officer; Acting Chief Financial Officer,
Director; Secretary
2633 Kingston Pike, Suite 100
Knoxville, Tennessee  37919

Marc B. Crossman		            		      	     41,828 (7)			     *
Director

John G. Looney, MD				                	    133,700        			1.0%
Director
2633 Kingston Pike, Suite 100
Knoxville, Tennessee  37919

Joseph Mizrachi		                      			2,738,500(8)	   		20.0%

All Executive Officers					5,880,108(2)(4)(5)(6)(7)	42.9%
and Directors as a Group
(6 persons)

_________________

* Less than 1%.

(1)	Pursuant to the rules of the Securities and Exchange Commission, certain shares of the Company's common stock that a beneficial owner set forth in this table has a right to acquire within 60 days of the date hereof pursuant to the exercise of options or warrants for the purchase of shares of common stock are deemed to be outstanding for the purpose of computing the percentage ownership of that owner but are not deemed outstanding for the purpose of computing percentage ownership of any other beneficial owner shown in the table. Percentages are calculated based on 13,721,264 shares outstanding as of December 15, 2000.

(2)	Includes 100,000 shares subject to currently exercisable options and 750,000 shares subject to currently exercisable warrants with a 3-year term expiring
October 2003 and an exercise price of $2.10 per share.

(3)	Includes 500,000 shares held of record by SHD Investments, LLC, of which
Mr. Guez's brother is the Manager, 250,000 shares held of record by each to two trusts for Mr. Guez's sons and of which Mr. Guez's mother is trustee, and 1,863,637 held of record by Commerce Investment Group, LLC, of which Mr. Guez is the Manager (collectively, the "Commerce Group"). Mr. Guez disclaims beneficial ownership the shares held by SHD Investments, LLC, and the trusts for his sons. Also includes 3,000,000 shares subject to immediately exercisable warrants with a purchase price of $2.10 per share and 300,000 shares subject to warrants with a purchase price of $2.10 per share that become exercisable over two years.

(4)	Includes 250,000 shares purchased by Ms. Anderson-Lasko pursuant to the 1997
Stock Purchase Right Award, awarded to her in February 1997.  Under the terms of the 1997 Stock Purchase Right Award, Ms. Anderson-Lasko was permitted to, and elected to, pay for the purchase of the 250,000 shares (the "1997 Award
Shares") by the execution of a non-recourse note (the "Note") to the Company for the exercise price of $2.8125 per share ($703,125) in the aggregate).
The Note is due, without interest, on April 30, 2002, and is collateralized by the 1997 Award Shares purchased therewith.  Ms. Anderson-Lasko may pay or prepay (without penalty) all or any part of the Note by (i) the payment of cash, or (ii) the delivery to the Company of other shares of Common Stock (other than the 1997 Award Shares) that Ms. Anderson-Lasko has owned for a period of at least six months, which shares would be credited against the  Note on the basis of the closing bid price for the Common Stock on the date of delivery.  The
1997 Award Shares will be forfeited and returned (at the rate of one shares per $2.8125) to the Company to the extent the Note is not paid on or before its maturity; accordingly, the number of shares owned by Ms. Anderson-Lasko could decrease in the future.

(5)	Includes 120,000 shares currently exercisable options expiring August 2002 with an exercise price of $3.315 per share.

(6)	Includes 125,000 shares subject to currently exercisable options and 750,000 shares subject to currently exercisable warrants with a 3-year term expiring
October 2003 and an exercise price of $2.10 per share.

(7)	Includes 33,328 shares subject to currently exercisable options expiring
February 2004 with an exercise price of $4.75 per share.

(8)	Includes 10,000 shares of common stock owned by the wife of Joseph Mizrachi,
Cheryl Mizrachi through CJ Rahm, LP and includes 1,241,000 warrants to purchase shares of common stock (includes 16,000 warrants owned by the wife of Joseph
Mizrachi, Cheryl Mizrachi through CJ Rahm, LP.)

                           DESCRIPTION OF SECURITIES

Common Stock

 Pursuant to the company's Fifth Amended and Restated Certificate of Incorporation, the company is authorized to issue 40 million shares of common stock, $.10 par value per share. As of the date hereof, the company had out-standing 13,721,264 validly issued, fully paid and nonassessable shares of common stock.

 Holders of the common stock are entitled to one vote for each share held of record in each matter properly submitted to such holders for a vote. Subject to the rights of the holders of any other outstanding series of stock the board of directors of the company may designate from time to time, holders of common stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the board of directors out of assets legally available therefore, and (ii) any excess assets available upon the liquidation, dissolution, or winding up of the company.

 The board of directors may issue the additional shares of common stock, up to the authorization of 40 million shares, without soliciting additional stockholder approval. The existence of authorized but unissued shares of the common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interest of the company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction, by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock

 The company's Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5 million shares of preferred stock with designations, rights and preferences determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company.

Common Stock Purchase Warrants

 In August 1996, as part of a private placement of units comprised of shares of its common stock and common stock purchase warrants, the company issued 77,575 Class H common stock purchase warrants exercisable for five years at a price of $5.20 per share. The Class H common stock purchase warrants expire August 2001. The exercise prices and number of shares subject to the foregoing warrants are subject to adjustment based on anti-dilution provisions that are triggered upon a stock dividend, stock split, reverse stock split, reorganization, reclassification, consolidation, merger or sale of all or substantially all of the company's assets.

Registration Rights

 The holders of the warrants with respect to a total of 84,983 shares exercisable at prices of $1.80 or $5.20 per share issued by the company in private placements are entitled to certain demand and piggyback registration rights with respect to such shares of common stock.

Certain Provisions Relating to Share Acquisitions

 Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the out-standing voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. The company has made no such election and is therefore governed by Section 203. Such anti-takeover provision may have an adverse effect on the market for the company's securities.

Indemnification and Limitation of Liability

 The company's Amended and Restated Certificate of Incorporation provides that the company shall indemnify its officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Amended and Restated Certificate of Incorporation also provides that, pursuant to Delaware law, the company's directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the company and its stockholders. This provision does not eliminate the duty of care, and, in appropriate circum-stances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities for environmental laws.

 At present, there is no pending litigation or proceeding involving a director or officer of the company as to which indemnification is being sought, nor is the company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer and Warrant Agent

 The transfer agent for the company's common stock is ComputerShare Investor Services, Lakewood, Colorado.

                        MARKET FOR THE COMPANY'S COMMON EQUITY
                           AND RELATED STOCKHOLDER MATTERS

 The common stock is currently traded under the symbol "INNO" on the Nasdaq SmallCap Market maintained by The Nasdaq Stock Market, Inc ("Nasdaq"). The following sets forth the high and low bid quotations for the common stock in such market for the periods indicated. This information reflects inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. No representation is made by the Company that the following quotations necessarily reflect an established public trading market in the Common Stock. The following information (as all other information herein) is adjusted to reflect a reverse stock split in which one-share of new Common Stock with a par value of $.10 per share was exchanged for every ten shares of old common stock having a par value of $.01 per share (the "Reverse Split"). The Reverse Stock Split was completed effective September 11, 1998.

Fiscal 2000				          High			        Low

First Quarter				        $1.594			      $1.031
Second Quarter			         2.125		     	  0.875
Third Quarter				         1.438		     	  0.813
Fourth Quarter				        1.180     			   .0781

Fiscal 1999			     	     High			        Low

First Quarter 	     	  		$3.94	      		 $1.09
Second Quarter		 	        2.56		     	   1.31
Third Quarter 			   	     2.75		     	   1.09
Fourth Quarter				        3.00		     	   1.50

Fiscal 1998              High           Low

First Quarter     	   			$6.875		      	$5.63
Second Quarter			         6.250	    	 	  4.06
Third Quarter			    	     4.375	     		  1.88
Fourth Quarter				        2.813	     		  1.16

 The Company has never declared or paid a cash dividend and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In deciding whether to pay dividends on the Common Stock in the future, the Company's Board of Directors will consider factors it deems relevant, including the Company's earnings and financial condition and its capital expenditure requirements.

 In July 1997, the SEC and Nasdaq announced revised standards for listing on the Nasdaq SmallCap Market that required that a company's listed securities trade for not less than $1.00 and that the company have net tangible assets (total assets, excluding goodwill, minus total liabilities) of at least $2,000,000.
The change became effective in February 1998. On February 27, 1998, Nasdaq notified the Company that it was not in compliance with the revised standards and was given to May 28, 1998 to come into compliance.

 The Common Stock generally traded at prices below $1.00 beginning in November 1995 and until the Reverse Split was completed effective September 11, 1998.
The Company had been able to maintain its Nasdaq SmallCap listing by complying with an alternative $2,000,000 stockholder's equity requirement that is no longer available. Under the new Nasdaq requirements, the Company faced de-listing unless the bid price on its stock increased to a minimum of $1.00 through normal markets or such other steps as deemed necessary by the Company. Following the Reverse Split, the bid price on the Company's stock has consistently exceeded $1.00. However, as the result of the losses incurred during the fourth quarter of fiscal 1999, the Company has net tangible assets of approximately $1,730,000 as of November 30, 1999 and did not meet the $2,000,000 net tangible asset requirement. During February of 2000, the Company converted $500,000 of notes owed to shareholders into 423,729 shares of Common Stock. The Company also sold 200,000 shares of Common Stock during February and March 2000 for $1.00 per share.

 Due to continued losses, the Company did not meet the required net tangible asset level as of May 31, 2000. On July 19, 2000, the Company was granted a temporary exception from this standard subject to Innovo meeting certain conditions. The conditions require the Company to obtain a minimum net tangible asset level of $4 million on or before August 11, 2000 ("Phase I") and a minimum net tangible asset level of $5 million on or before October 31, 2000 ("Phase II").

 The Company met the Phase I net tangible asset level of $4 million on August 11, 2000 by issuing 1,363,637 shares of Common Stock ("Phase I Shares") to Commerce Investment Group, LLC for $1.5 million in cash (a price of $1.10 per share), with the proceeds being used by the Company to purchase finished goods and services from Commerce and its affiliates (collectively, the "Commerce Group"). As required by the Commerce Group as a condition to making its Phase
I investment in the Company, the Company also increased its net tangible assets by issuing Common Stock and warrants to Sam and Jay Furrow (the "Furrow Group"). The Furrow Group converted $1 million of outstanding Company debt owed to third parties that it had previously assumed and converted $500,000 of Company debt that was owed to the Furrow Group (the "Furrow Debt Conversion") for 1,363,637 shares of Common Stock, or $1.10 per share, and warrants to purchase 1,500,000 shares of Common Stock that have a three-year term and an exercise price of $2.10 per share (the "Furrow Warrants"). The Furrows agreed to make the issuance of the Furrow Warrants subject to stockholder approval.

 The Company met the Phase II net tangible asset level of $5 million on October 31, 2000 by selling an additional 1.5 million shares of Common Stock ("Phase II Shares") and warrants to purchase an additional 3.3 million shares to the Commerce Group (the "Purchase Warrants") for $1,500,000. The Purchase Warrants will have an exercise price of $2.10 per share. Three million of the Purchase Warrants will have a term of three years and the remaining 300,000 will vest over two years and expire 3 years from the last vesting. The proceeds will be used by the Company to purchase additional finished goods and services from the Commerce Group and its affiliates. Additionally, in order to meet the Phase II requirements, the Company issued in private placements 1,062,500 shares of Common Stock and 850,000 warrants with a strike price of $2.00 and a three year term to JAML, LLC, Innovation, LLC and Third Millennium Properties, Inc. in exchange for $850,000. The Company plans to issue an additional 1,062,500 shares of Common Stock and 850,000 warrants with a strike price of $2.00 and a three year term to JAML, LLC, Innovation, LLC and Third Millennium Properties, Inc. in exchange for $850,000 on November 30, 2000. As a result of these transaction and the increase in the Company's net tangible asset level, Nasdaq has closed the review of the Company's Nasdaq file and the Company is currently traded on the Nasdaq SmallCap Market under the ticker symbol INNO.

 Although the Company will continually use its best efforts to maintain its Nasdaq SmallCap listing, there can be no assurance that it will be able to do so. If in the future, the Company is unable to satisfy the Nasdaq criteria for maintaining listing, its securities would be subject to delisting, and trading, if any, the Company's securities would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc. ("NASD") "Electronic Bulletin Board." As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices, of the Common Stock.

                                LEGAL MATTERS

 Sims Moss Kline & Davis LLP, Atlanta, Georgia, has passed upon the validity of the common stock that we are selling in this offering.

                                  EXPERTS

 Our consolidated financial statements as of November 30, 1998 and 1999, and for each of the three years in the period ended November 30, 1999, appearing in this prospectus and registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                            CAUTIONARY STATEMENTS

 No person has been authorized to give any information or to make any represent-ation not contained in this prospectus in connection with this offering of common stock and, if given or made, no one may rely on such unauthorized information or representations. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the common stock to which it relates, or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation may not be legally made. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                     WHERE YOU CAN FIND MORE INFORMATION

 We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, DC, New York, New York, and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's website at "http://www.sec.gov."

 We have filed a registration statement on Form S-1 with the Securities and Exchange Commission to register the offering of the shares of common stock offered pursuant to this prospectus. This prospectus is part of that registration statement and, as permitted by the Securities and Exchange Commission's rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our common stock, you may refer to the registration statement and its exhibits and schedules as well as the documents described below. You can review and copy these documents at the public reference facilities maintained by the Securities and Exchange Commission or on the Securities and Exchange Commission's website as described above.

 This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement or incorporated in the registration statement by reference.

 We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the Commission:

Room 1024, Judiciary Plaza  	Seven World Trade Center  	 500 West Madison Street
450 Fifth Street, N.W       		    Suite 1300              		   Suite 1400
Washington, D.C., 20549     	New York, New York 10048   Chicago, Illinois 60661

 You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the website maintained by the Commission at http://www.sec.gov.

 We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.


                             FINANCIAL STATEMENTS

Innovo Group Inc.
Index to Consolidated Financial Statements


Report of Independent Certified Public Accountants.............	F-2
Consolidated Balance Sheets....................................	F-3
Consolidated Statements of Operations..........................	F-4
Consolidated Statements of Stockholders' Equity................	F-5
Consolidated Statements of Cash Flows..........................	F-6
Notes to Consolidated Financial Statements.....................	F-8

Financial Statement Schedules are included at Item 14.



Report of Independent Certified Public Accountants

Board of Directors
Innovo Group Inc.


We have audited the accompanying consolidated balance sheets of Innovo Group Inc. and subsidiaries as of November 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years ended November 30, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innovo Group Inc. and subsidiaries as of November 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the years ended November 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.


/s/BDO SEIDMAN, LLP
-------------------
BDO SEIDMAN, LLP




Atlanta, Georgia
January 13, 2000, except for Note 13,
as to which the date is March 8, 2000


                        INNOVO GROUP INC AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          (000's except for share data)

                                                 11/30/98  11/30/99  08/31/00
                                                 --------  --------  --------
                                                                     (unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents                        $  1,078  $      0  $      0
Accounts receivable net of allowance
 ($153,000 for 1999, $67,000 for 1998
 and $172,000 for 8/31/00) (Note 5)                   708     1,161     2,268
Inventories (Note 5)                                1,101     1,968     3,021
Prepaid expenses                                      267         3        40
                                                 --------  --------  --------
TOTAL CURRENT ASSETS                                3,154     3,132     5,329

PROPERTY, PLANT and EQUIPMENT, net                  4,037     3,042     2,923
OTHER ASSETS                                           41        48        --
                                                 --------  --------  --------
TOTAL ASSETS                                        7,232     6,222     8,252
                                                 --------  --------  --------
                                                 --------  --------  --------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable (Note 5)                               914        959     1,377
Current maturities of long-term debt (Note 6)        270         75        80
Accounts payable                                   1,139        623       511
Accrued expenses                                     906        856     1,081
                                                --------   --------  --------
TOTAL CURRENT LIABILITIES                          3,229      2,513     3,049

LONG-TERM DEBT, less current maturities (Note 6)   2,234      1,979     1,273
OTHER                                                 47         --        --
                                                --------   --------  --------

TOTAL LIABILITIES                                  5,510      4,492     4,322
                                                --------   --------  --------

COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' EQUITY (Note 9)
Common stock, $0.10 par - shares
  authorized 15,000,000 in 1999 and
  7,000,000 in 1998;
  issued 6,299,032 in 1999, 5,387,113
  in 1998 and 10,091,261 in 2000                    538        629      1,009
Additional paid-in capital                       30,282     31,540     35,213
Promissory note - officer (Note 6)                 (703)      (703)      (703)
Accumulated Deficit                             (25,969)   (27,310)   (29,163)
Treasury stock                                   (2,426)    (2,426)    (2,426)
                                               --------   --------   --------

TOTAL STOCKHOLDERS' EQUITY                        1,722      1,730      3,930
                                               --------   --------   --------
TOTAL LIABILITIES and
 STOCKHOLDERS' EQUITY                             7,232      6,222      8,252
                                               --------   --------   --------
                                               --------   --------   --------

See accompanying notes to consolidated financial statements


                                   INNOVO GROUP INC. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF OPERATIONS
                                      (000's except per share data)

                                            Year Ended               Nine Months Ended
                                   11/30/97   11/30/98   11/30/99    08/31/99  08/31/00
                                                                   (unaudited)(unaudited)
                                   -------    -------    -------     -------   -------

NET SALES                          $ 7,901    $ 6,790    $10,837     $ 9,481   $ 5,492
COST OF GOODS SOLD                   5,303      4,493      6,252       5,445     3,765

Gross profit                         2,598      2,297      4,585       4,036     1,727

OPERATING EXPENSES
Selling, general and administrative  3,740      3,638      4,963       3,682     3,230
Write down of long-term assets          --        300        145          --        --
Termination of Capital Lease            --         --        293          --        --
Depreciation and amortization          267        265        287         185       204
                                   -------    -------    -------     -------   -------
Total Operating Expenses             4,007      4,203      5,688       3,867     3,434

INCOME (LOSS) FROM OPERATIONS       (1,409)    (1,906)    (1,103)        169    (1,707)

INTEREST EXPENSE                      (657)      (503)      (517)       (332)     (173)
OTHER INCOME (EXPENSE), net            337        142        280         148        27
                                   -------    -------    -------     -------   -------

LOSS BEFORE INCOME TAXES            (1,729)    (2,267)    (1,340)        (15)   (1,853)

INCOME TAXES (BENEFIT)                  --         --         --          --        --
                                   -------    -------    -------     -------   -------

LOSS FROM CONTINUING OPERATIONS     (1,729)    (2,267)    (1,340)        (15)   (1,853)

DISCONTINUED OPERATIONS
Results from Thimble Square operations(110)      (346)        (1)         (1)       --
Loss on disposal of Thimble Square      --     (1,401)        --          --        --
                                   -------    -------    -------     -------   -------

TOTAL DISCONTINUED OPERATIONS         (110)    (1,747)        (1)         (1)       --

LOSS BEFORE EXTRAORDINARY ITEM          --         --         --          --        --

EXTRAORDINARY ITEM (Note 7)            524         --         --          --        --
                                   -------     ------     ------     -------   -------

NET LOSS                           ($1,315)   ($4,014)   ($1,341)       ($16)  ($1,853)
                                   -------     ------     ------     -------   -------
                                   -------     ------     ------     -------   -------

LOSS PER SHARE - BASIC AND DILUTED:
Continuing operations               ($0.50)    ($0.49)    ($0.22)     ($0.00)   ($0.24)
Discontinued operations             ($0.03)    ($0.38)    ($0.00)     ($0.00)   ($0.00)
Extraordinary items                  $0.15     ($0.00)    ($0.00)     ($0.00)   ($0.00)
Net loss                            ($0.38)    ($0.87)    ($0.22)     ($0.00)   ($0.24)

WEIGHTED AVERAGE SHARES OUTSTANDING  3,438      4,618      5,984       5,879     7,566

See accompanying notes to consolidated financial statements



                       INNOVO GROUP INC AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (000's except for share data)



                                                                     Additional              Promissory
                                                        Stock         Paid-in                   Note    Treasury
                                   Shares     Amount  Subscription    Capital      Deficit     Officer    Stock   Total
                                   ------     ------  ------------   ---------     -------    ---------  -------  -----

Balance, November 30, 1996        2,653,058   $  265            --     $25,076     ($20,640)   $     --  ($2,426)  $2,275
Issuance of common stock                 --       --            --          --           --          --       --       --
  Smith group purchase              675,000       68            --       1,282           --          --       --    1,350
  Cash                              150,000       15            --         660           --          --       --      675
  Conversion of debentures          412,793       41            --         359           --          --       --      400
  Exercise of stock purchase right  400,000       40            --       1,085           --      (1,125)      --       --
  Conversion of convertible notes   210,000       21            --         383           --          --       --      404
  Exercise of warrants               76,500        8            --         135           --          --       --      143
  Debt settlement                     7,500        1            --          50           --          --       --       51
  Other                              24,762        2            --          41           --          --       --       43
  Costs of issuance                      --       --            --         (85)          --          --       --      (85)
Retire shares subject to stock
 purchase right                    (150,000)     (15)           --        (407)          --         422       --       --
Warrant repurchase                       --       --            --        (150)          --          --       --     (150)
Net loss                                 --       --            --          --       (1,315)         --       --   (1,315)
                                  ---------    -----        ------     -------        -----       -----   ------    -----
Balance, November 30, 1997        4,459,613   $  446            --     $28,429     ($21,955)      ($703) ($2,426)  $3,791
Issuance of common stock
 Furrow-Holrob Development
 purchase                           899,000       89            --       1,709           --          --       --    1,798
  Issuance for compensation          16,450        2            --          98           --          --       --      100
  Issuance for debt service           8,550        1            --          53           --          --       --       54
  Exercise of warrants and options    3,500       --            --           9           --          --       --        9
  Costs of issuance                      --       --            --         (16)          --          --       --      (16)
Net loss                                 --       --            --          --       (4,014)         --       --   (4,014)
                                  ---------    ------       ------      ------        -----       -----    -----
Balance, November 30, 1998        5,387,113   $  538       $30,282    ($25,969)       ($703)    ($2,426)  $1,722
Issuance of common stock                 --       --            --          --           --          --       --       --
 Issuance for compensation           45,919        5            --          59           --          --       --       64
 Issuance for debt service           45,000        4            --          89           --          --       --       93
 Issuance for debt conversion       250,000       25            --         375           --          --       --      400
 Issuance for cash                  571,000       57            --         735           --          --       --      792
Net Loss                                 --       --            --          --        (1,341)        --       --   (1,341)
                                  ---------    -----        ------      ------        ------      -----    -----    -----
Balance, November 30, 1999        6,299,032   $  629            --     $31,540      ($27,310)     ($703) ($2,426)  $1,730
 Issuance of common stock                --       --            --          --            --         --       --       --
 Issuance for debt conversion
 (unaudited)                      1,787,366      179            --       1,821            --         --       --    2,000
 Issuance for cash  (unaudited)   1,955,677      196            --       1,904            --         --       --    2,100
 Costs of issuance (unaudited)           --       --            --         (47)           --         --       --      (47)
 Other (unaudited)                   49,186        5            --          (5)           --         --       --       --
Net Loss   (unaudited)                   --       --            --          --        (1,853)        --       --   (1,853)
                                  ---------    -----        ------      ------        ------      -----    -----    -----
Balance, August 31, 2000
  (unaudited)                    10,091,261    1,009            --      35,213       (29,163)      (703)  (2,426)   3,930
                                 ----------    -----        ------      ------        ------      -----    -----    -----
                                 ----------    -----        ------      ------        ------      -----    -----    -----

                                    INNOVO GROUP INC. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (000's)


                                             Year Ending             Nine Months Ending
                                    11/30/97  11/30/98  11/30/99     08/31/99  08/31/00
                                                                    (unaudited)(unaudited)
                                    --------  --------  --------     --------  -------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                              (1,315)   (4,014)   (1,341)         (16)  (1,853)
Adjustment to reconcile net loss
 to cash                                  --        --        --           --       --
Used in operating activities from
 continuing operations:                   --        --        --           --       --
Loss on disposal of discontinued
 operations                               --     1,401        --           --       --
Loss from discontinued operations        110       346         1            1       --
Stock issuances for services and
 compensation                             --       100        64           --       --
Depreciation and amortization            267       265       287          185      204
Asset impairment charge                   --       300       145           --       --
Provision for uncollectable accounts      49        39        86           65       30
Extraordinary gain                      (524)       --        --           --       --
Termination of Capital Lease              --        --       293           --       --
Changes in current assets and
 liabilities:                             --        --        --           --       --
Accounts receivable                      294       148      (539)      (4,965)  (1,137)
Inventories                              167       137      (867)        (494)  (1,053)
Prepaid expenses and other               (66)      176       264         (117)     (37)
Accounts payable                        (173)     (273)     (423)         674     (112)
Accrued expenses                        (134)      137       (50)         616      520
Other                                    (14)       --       (44)          64       --
                                    --------  --------  --------     --------  --------
Cash used in operating activities of
 continuing operations                (1,339)   (1,238)   (2,124)      (3,987)   (3,438)
Cash used in operating activities of
 discontinued operations                  92      (202)      (11)         (11)       --
                                    --------  --------  --------     --------  --------
Cash used in operating activities     (1,247)   (1,440)   (2,135)      (3,998)   (3,438)
                                    --------  --------  --------     --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                    (469)      (18)     (161)        (132)       --
Increase in other assets                  43        --        --           --        --
Disposal of fixed assets                 216        --       246          176        90
                                    --------  --------  --------     --------  --------
Cash provided by (used in)
 investing activities                   (210)      (18)       85           44        90
                                    --------  --------  --------     --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Addition of notes payable                869     7,865       710         2,206      (55)
Repayments of notes payable             (221)   (8,027)     (265)         (192)      --
Additions to long-term debt               --       650        --            --       --
Repayments of long-term debt            (729)     (212)     (265)         (245)    (650)
Proceeds from issuance of common
 stock                                 2,168     1,807       792         1,193    4,053
Stock issuance costs                     (85)      (16)       --            --       --
Warrant repurchase                      (150)       --        --            --       --
Other                                     43        --        --            --       --

Cash provided by financing
 activities                            1,895     2,067       972         2,962    3,348
                                   ---------  --------  --------     ---------  -------
NET (DECREASE) INCREASE IN CASH
 AND CASH  EQUIVALENTS                   438       609    (1,078)         (992)      --

CASH AND CASH EQUIVALENTS, at
 beginning of period                      31       469     1,078         1,078       --
                                   ---------  --------  --------     ---------  -------
CASH AND CASH EQUIVALENTS, at
 end of period                           469     1,078        --            86       --
                                   ---------  --------  --------     ---------  -------
                                   ---------  --------  --------     ---------  -------

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest                   767       555       493           330      175
Cash paid for income taxes                --        --        --            --       --



NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of business

 Innovo Group Inc. ("Innovo Group") is a holding company, the principal assets of which are its wholly-owned operating subsidiary, Innovo, Inc. ("Innovo).
The Company has two additional subsidiaries, NASCO Products International, Inc. ("NP International") and Thimble Square, Inc. ("Thimble Square"), which are no longer operating entities. Certain assets of Thimble Square were disposed of and its operations ceased on September 13, 1998 and NP International ceased operations during the summer of 2000.

 Innovo Group, through Innovo, Inc., designs, markets, sources and distributes fashion and sports licensed nylon and canvas products, such as tote bags, duffle bags, hand bags, backpacks, insulated lunch bags and coolers, aprons and vests, for the retail and premium and advertising specialty market sector. Under licensing agreements, the company's sports lines feature the designs of the NFL, NHL, Major League Baseball and numerous collegiate teams as well as Garfield. Innovo also has certain exclusive and non-exclusive manufacturing and distribution rights for NASCAR licensed products. The Company's customers include such retailers as Wal-Mart, K-Mart, Michael's, Hobby Lobby, Dollar General, Goody's and Joanne's.

 NP International, prior to ceasing operations, distributed in foreign, principally European markets, nylon sports bags and backpacks, imprinted or embroidered with logos or other designs licensed from various sports and entertainment related licensors. Thimble Square manufactured and marketed ladies' ready-to-wear at home, sleep and lounge wear. Its products were sold to mail order companies, retailers and through mail order distribution. Thimble Square also provided "sew-only" manufacturing for other distributors of private-label sleep and lounge wear; in those instances, the customer provided the raw materials and Thimble Square manufactured the products to the customer's specifications.

 The Company operated in two business segments throughout the majority of fiscal 1998 and fiscal 1997. See Note 11. Sales to two customers accounted for 27.2% and 26.9%, respectively, of the Company's net sales in fiscal 1999. Sales to one customer accounted for 37.4% of the Company's net sales in fiscal 1998. Sales to foreign customers of Nasco Products International, principally in Europe, accounted for 6.3%, 18.4% and 16.4% of net sales in fiscal 1999, 1998 and 1997 respectively.

(b)        Principles of consolidation

 The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany trans-actions and balances have been eliminated.

(c)        Use of estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates most significantly affect the evaluation of contingencies, and the determination of allowances for accounts receivable and inventories. Actual results could differ from these estimates.

(d)        Revenue recognition

 Revenues are recorded on the accrual basis of accounting when the Company ships products to its customers. Sales returns must be approved by the Company and are typically only allowed for damaged goods. Such returns are typically not material. The Company provides an allowance for estimated losses to be incurred in the collection of accounts receivable.

(e)        Loss per share

 Loss per share is computed using weighted average common shares and dilutive common equivalent shares outstanding. Potentially dilutive securities consist of outstanding options and warrants. Potentially dilutive securities were not considered in the computation of weighted average common shares as their effect would have been antidilutive.

 On September 13, 1998 the Company declared a reverse stock split of which one share of new Common Stock was exchanged for ten shares of old Common Stock. All share and per share amounts have been restated to reflect the effects of the reverse stock split.

(f)      Capitalization policy

 Cost incurred in the issuance of debt securities or to obtain bank financing are capitalized and are amortized as a component of interest expense using the level yield method.

 The Company charges to expense in the year incurred costs to develop new products and programs. Amounts charged to expense approximated $24,000, $2,000 and $182,000 in fiscal 1999, 1998 and 1997 respectively.

(g)        Financial Instruments

 The fair values of the Company's financial instruments (consisting of cash, accounts receivable, accounts payable, notes payable, long-term debt and notes payable officer) do not differ materially from their recorded amounts.

 The Company neither holds, nor is obligated under, financial instruments that possess off-balance sheet credit or market risk.

(h)      Impairment of Long-Lived Assets

 Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(i)	New Accounting Pronouncements

 SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, is effective for all fiscal years beginning after June 15, 2000. This statement requires recognition of all derivative contracts as either assets or liabilities in the balance sheet and the measurement of them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of any gains or losses on 3 the hedge with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The adoption of the new standard on January 1, 2000 will not affect the Company's financial statements.

(j)	Unaudited Interim Results

 The accompanying interim financial statements as of August 31, 2000 and for the nine months ended August 31, 1999 and 2000 are unaudited. In the opinion of management, these unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for these periods. The interim results are not necessarily indicative of the results of operations for a full fiscal year.

NOTE 2 -  INVENTORIES

 Inventories are stated at the lower of cost, as determined by the first-in, first-out method, or market.

Inventories consisted of the following:

                                  11/30/98     11/30/99     08/31/00
                                   (000's)      (000's)    (unaudited)
                                  --------     --------     --------

Finished goods                    $    766     $  1,510     $  3,036
Work-in-process                         18           28           28
Raw materials                          353          534          120
                                  --------     --------     --------
                                     1,137        2,072        3,184

Less inventory reserve                 (36)        (104)        (164)
                                  --------     --------     --------
                                  $  1,101     $  1,968     $  3,021

NOTE 3 - PROPERTY, PLANT & EQUIPMENT

 Property, plant and equipment, are stated at cost. Depreciation and amortization are provided in amounts sufficient to allocate the cost of depreciable assets to operations over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the lives of the respective leases or the estimated service lives of the improvements, whichever is shorter. On sale or retirement, the asset cost and related accumulated depreciation or amortization are removed from the accounts, and any related gain or loss is included in the determination of income.

Property and equipment consisted of the following:

                              Useful
                              Lives        11/30/98   11/30/99   08/31/00
                              (Years)       (000's)    (000's)  (unaudited)
                              ------       --------   --------   --------

Building, land and
 improvements                 8-38         $  3,250   $  3,105   $  3,105
Machinery and equipment       5-10            1,153      1,628      1,841
Furniture and fixtures        3-8               637        463        463
Transportation equipment      5                  56         64         64
Leasehold improvements        5-8                 3         62         62
                                           --------   --------   --------
                                              5,099      5,322      5,556

Less accumulated depreciation
 and amortization                            (1,841)    (2,280)    (2,612)
                                           --------   --------   --------
                                              3,258      3,042      2,923

Net property, plant and equipment of
 discontinued operations                        779          0          0
                                           --------   --------   --------
Net property and equipment                 $  4,037   $  3,042   $  2,923
                                           --------   --------   --------
                                           --------   --------   --------

 as of November 30, 1999 the Company had terminated a capital lease relating to a building in Baxley Georgia. The Company wrote off the remaining net book value of the capitalized lease (asset) and removed the remaining capitalized lease obligation (liability) resulting in a net charge to operations of $293,000.

 In 1999, management determined that, based on current market conditions and an analysis of projected undiscounted future cash flows calculated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS")
No. 121, the carrying amount of certain long-lived assets may not be recoverable. The resultant impairment of long-lived assets necessitated a write-down of the Springfield Tennessee property in the amount of $145,000.
The estimated fair value of this property was determined by calculating the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

 The Thimble Square facility in Pembroke, Georgia was sold on December 10, 1998 for approximately $122,000 net of selling expenses. This sale resulted in a $278,000 loss on disposal. Under the provision of SFAS No. 121, the value of the Pembroke property was adjusted to its net realizable value as of November 30, 1998.

 In 1998, management determined that, based on current market conditions and an analysis of projected undiscounted future cash flows calculated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS")
No. 121, the carrying amount of certain long-lived assets may not be recoverable. The resultant impairment of long-lived assets necessitated a write-down of the Florida property in the amount of $300,000. The estimated fair value of this property was determined by calculating the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

NOTE 4 - OTHER ASSETS

Other assets consisted of the following:

                           11/30/98   11/30/99   08/31/00
                            (000's)    (000's)    (000's)
                                                (unaudited)
                           --------   --------   --------

Debt issue cost, net             23         --         --
Other                            18         48         --
                           --------   --------   --------
                           $     41   $     48   $     --
                           --------   --------   --------
                           --------   --------   --------

NOTE 5 - NOTES PAYABLE

Notes payable consisted of the following:

                          11/30/98   11/30/99   08/31/00
                           (000's)    (000's)    (000's)
                                               (unaudited)
                          --------   --------   --------
Accounts receivable
 factoring facility       $    439   $    510   $  1,127
Bank credit facility           349        349         --
Other                          126        100        250
                          --------   --------   --------
Borrowings from Director
                          $    914   $    959   $  1,377
                          --------   --------   --------
                          --------   --------   --------

 In July of 1999, the Company entered into a factoring arrangement with Riviera Finance ("Riviera") for the factoring of a specific customer's receivables. Under the agreement, Riviera advances the company 75% for each approved invoice with 24% placed in a reserve account and 1% retained by Riviera as a fee. In addition to the 1% factoring fee, the Company pays a monthly fee of 0.5% of the maximum account or $5,000. This agreement has a limit on borrowing of $1 million.

 The Company's principal credit facility for working capital is its accounts receivable factoring arrangements. In July of 2000, the Company's accounts receivable factoring facility with First American was terminated due to First American's decision to cease its factoring operations. In July, the Company entered into a factoring facility with KBK. This agreement was signed to provide financing for invoices not factored by the Company's existing factoring arrangement with Riviera Finance. The agreement with KBK provides for factoring on 85% of the qualified receivables up to $5,000,000. The agreement calls for a 2% fee on every invoice funded in addition to a per annum rate equal to KBK's base rate in effect on the date of the purchase of the invoice plus 2% per annum. The agreement may be terminated by either party by delivery of written notice of termination of the agreement to the other party specifying the date of termination, which shall be at least 30 days after the date such notice is given. The Company anticipates continued reliance on the accounts receivable factoring agreements with KBK and Riviera to generate the majority of its working capital needs.

 As of November 30, 1998, Thimble Square had a note payable to a local bank that used the Pembroke, Georgia facility as collateral. This interest rate was 2.75 basis points over the prime rate per annum. The loan balance of approximately $126,000 was repaid when the Pembroke facility was sold in December 1998.

 In December 1997 the Company entered into a revolving line of credit with a bank for $350,000 at a fixed rate of 9.5%. The line is secured by equipment and the personal guarantees of certain members of management. In December 1998, the Company renewed the line of credit through February 27, 2000 at an interest rate of 10.75%. During August 2000, the note was assumed by the Furrow Group in exchange for Company Common Stock valued at $1.10 per share.

 The weighted average interest rate on outstanding short-term borrowings was 11.4% and 11.1% at November 30, 1999 and 1998, respectively.

NOTE 6 -  LONG-TERM DEBT

Long-term debt consisted of the following:

                              							November 30,         			August 31, 2000
                            						1998        		1999 		       (unaudited)
                           						(000's)     		(000's)			       (000's)
                                 -------       -------          -------
First mortgage loan             	$   754     		$   714 	      		$   687
Non-recourse first mortgage on
 Florida property                    727     		    690 			          666
Thimble Square SBA loan              179         	  --               --
Capital lease obligation             194         		 --               --
Bank promissory note secured by
 receivable from an officer of
 the Company                  		     650     		    650			            --
                                 -------       -------          -------
Total long-term debt               2,054    		   2,504   	    	   1,353
Less current maturities             (270)          (75)		           (80)
                                 -------       -------          -------
                          						 $ 2,234     		$ 1,979 			      $ 1,273

 The first mortgage loan is collateralized by a first deed of trust on real property in Springfield, Tennessee and by an assignment of key-man life insurance on the president of the Company in the amount of $950,000. The loan bears interest at 2.75% over the lender's prime rate per annum (which was 8.50% at November 30, 1999) and requires monthly principal and interest payments of $9,900. In order for the loan to be guaranteed by the Small Business Administration ("SBA"), Innovo Group, Innovo, NASCO Products, and the president of the Company agreed to act as guarantors for the obligations under the loan agreement.

 In November 1995 the Company acquired a facility which it developed as an indoor retail outlet featuring antique and flea market shops. The $1.5 million purchase price was paid by the issuance to the seller of (i) warrants to purchase 1 million shares of the Company's common stock, exercisable at $.01 per share through March, 1998, and (ii) an $800,000 first lien non- recourse mortgage secured by the property. The mortgage is payable $25,500 quarterly; all unpaid principal, and interest (which accrues at the rate of 9.5% per annum) is due January, 2006. Construction period interest of $79,000 was capitalized during fiscal 1996. The warrant was exercised in March, 1996. The Company also issued a warrant, exercisable for the purchase of 100,000 shares at $.01 per share, as a finder's fee on the property acquisition. The warrant was exercised in April, 1996.

 Thimble Square's SBA loan was collateralized by a lien on that company's Pembroke, Georgia plant. This loan was repaid in conjunction with the December 1998 sale of the Pembroke facility. The loan bore interest at 2.75%, over the prime rate and was paid in full in conjunction with the December 1998 sale of the Pembroke plant. The capital lease obligation represented the lease on Thimble Square's Baxley, Georgia plant. Interest on the capital lease was imputed at the rate of 10% per annum. This lease was terminated in November 1999.

 In April 1998, Innovo Group entered into a secured note with a bank for $650,000 at a rate of 13.5% per annum. In August, 2000, the Company ex-tinguished the note pursuant to assumption of the debt by the Furrow Group, a group consisting of the Company's CEO and COO, in exchange for Company Common Stock priced at $1.10 per share.

 Principal maturities of long-term debt for continuing operations as of November 30, 1999 are as follows:

	Year ending November 30,  Amount

         			2000           75,000
            2001     	     83,000
            2002	          92,000
            2003      	   751,000
            2004	         112,000
          		Thereafter 	  941,000
                          -------
          		Total	       $2,054,000

NOTE 7 - DEBT SETTLEMENTS

 In the fourth quarter of 1997 the Company settled debts with forty-four creditors recorded at $930,000. The Company made cash payments totaling $406,000 and recognized an extraordinary gain in the amount of $524,000.

NOTE 8 -  INCOME TAXES

 No provision for income tax for any of the last three fiscal years has been provided for, as income tax benefits arising from net operating losses are offset by corresponding increases in the deferred tax asset valuation allowance.

 Net deferred tax assets result from the following temporary differences between the book and tax bases of assets and liabilities:

                                               November 30,
                           				            	1998           1999
                          					            (000's)        (000's)
                                           -------        -------
Deferred tax assets:
Allowance for doubtful accounts      	     $    23        $    52
Inventory reserves                        		    12             35
Benefit of net operating loss
 carryforwards                         		    3,773          4,180

gross deferred tax assets                 		 3,808          4,267
Deferred tax assets valuation allowance	    (3,808)        (4,267)

Net deferred tax assets                 		 $    --        $    --

 The reconciliation of the effective income tax rate to the federal statutory rate is as follows:


                                       					Year ended November 30,
                                      					1997       1998      1999
                                           ----       ----      ----
Computed tax (benefit)
 at the statutory rate                  			(34%)     (34%)     (34%)
State income tax                        	   --        --        --
Change in valuation allowance		             34%       34%       34%

 the Company has consolidated net operating loss carryforwards of approximately $31.6 million expiring through the year 2013. However, as the result of "changes in control" as defined in Section 382 of the Internal Revenue Code, approximately $25 million of such carryforwards may be subject to an annual limitation, which is currently estimated to be a minimum of $432,000, subject to adjustment. Such limitation would have the effect of limiting to approximately $12.7 million the future taxable income which the Company may offset through the year 2013 through the application of its net operating loss carryforwards. Any "changes in control" subsequent to the aforementioned one may have the effect of further limiting the utilization of the net operating loss carryforwards. A subsidiary of the Company has state tax net operating loss carryforwards of approximately $12.1 million to offset state taxable income. These carryforwards expire in varying amounts between the years
2000 and 2006.

NOTE 9 - STOCKHOLDERS' EQUITY

(a)        Common Stock

 On September 13, 1998, the Company's Board of Directors approved a reverse one for ten stock split. All references to the number of shares and price per share have been adjusted to reflect the reverse split.

 In September 1993 the Company issued 18,976 shares of restricted common stock to extinguish notes payable and accrued interest of $1,423,000. The holders of such shares hold options ("put options") that allowed them, until April, 1995, to require that the Company repurchase any or all of the shares at a price of $75 per share. The put options continue to be exercisable at $300 per share, in the event of certain "changes in control" not approved by the board of directors. The put options grant the Company a right of first refusal to purchase any of the related shares upon the payment of the same price offered to the holders by another party. Also, the Company can cancel the put options by paying nominal consideration.

 On August 4, 1997, the Company's president exercised a stock purchase right (the "Purchase Right") awarded her by the board of directors on February 12, 1997. The Purchase Right entitled her to purchase up to 400,000 shares of the Company's common stock during the period April 30, 1997, to April 30, 2002 at a price of $2.81 per share. The president paid for the shares by the delivery of a non-recourse promissory note, bearing no interest, due April 30, 2002. The promissory note is collateralized by the shares purchased therewith, which shares would be forfeited to the extent the note is not paid on or before maturity, and would be payable (including prepayable), in whole or in part, by the delivery to the Company of (i) cash or (ii) other shares of the Company's common stock that the president has owned for a period of at least six months, which shares would be credited against the note on the basis of the closing bid price for the Company's common stock on the date of delivery. Any dividends or distributions made with respect to shares collateralizing any unpaid note will be held in an escrow to be established for such shares and note until such time, if any, as the related promissory note is paid. In November 1997, 150,000 shares subject to this Purchase Right were returned to the Company for a pro-rata reduction in the note. Concurrently, the President relinquished any further rights to such 150,000 shares of common stock. At November 30, 1999, $703,000 remains outstanding under this promissory note. See Note 6.

 On August 13, 1997, the Company issued 675,000 shares of common stock to a group of investors ("the Smith Group") for $1,350,000 pursuant to a stock purchase agreement also dated August 13, 1997 between members of the Smith group, the Company and Patricia Anderson-Lasko. Concurrent with the execution of the stock agreement and in conjunction with employment agreements with key executives, the Company granted 292,500 in non-qualified stock options to those executives. Subject to vesting provisions, the options remain exercisable until August, 2002 at a price of $3.315 per share.

 As of August 31, 2000 the Company has outstanding common stock purchase warrants as follows:

		Class     	  Exercise Price             Shares    Expiration
		_____        ______________             ______    __________

		  H              $5.20                  77,576    August 2001
       	  		       $1.80                   7,407     March 2002


 On October 8, 1998, the Company sold 899,000 shares of common stock in a private placement to Furrow-Holrob Development II, L.L.C. for $1,798,000.

 During 1998, the Company issued options to acquire 200,000 shares of common stock to two members of the Board of Directors. These shares are exercisable at $4.75 per share and vest at the rate of 2,083 per month for 48 months. As of August, 31, 1999, total number of shares vested under these option agreements was 116,648. These options were accounted for as employee grants. The options were issued at prices equal to fair market value at the time of the grant.

 During December 1998, the Company issued 45,000 shares to certain vendors as payment for payables in the amount of $91,564 which approximated the fair value of the shares.

 In February 1999, the Company issued an aggregate of 150,000 shares to two directors of the Company to convert $300,000 of debt. The $300,000 approximated the fair value of the shares.

 During the second quarter of 1999, the Company issued 571,000 shares to several individual investors in a private placement for consideration of $792,000.

 In 1999, the Company's shareholders approved the authorization of an additional 8,000,000 shares of Common Stock to increase the total authorized shares to 15,000,000 and the authorization of 5,000,000 shares of Preferred Stock.

 On February 28, 2000, the Company converted $500,000 of borrowings due to the Company's CEO into equity by issuing 423,729 shares of Common Stock.

 During the first and second quarters of 2000, the Company issued in private placements 592,040 shares of Company Common Stock for a total of $600,000 to individual investors. (unaudited)

 On August 11, 2000, the Company issued 1,363,637 shares of Common Stock to Commerce Investment Group, LLC ("Commerce") for $1.5 million in cash (a price of $1.10 per share), with the proceeds being used by the Company to purchase finished goods and services from Commerce and its affiliates. The issued shares have been subsequently registered pursuant to an S-3 registration statement. (unaudited)

 On August 11, 2000, the Company's CEO and COO (the "Furrow Group"), who are both members of the Company's Board of Directors, converted $1 million of outstanding Company debt owed to third parties that they had previously assumed, and converted $500,000 of Company debt that was owed to the Furrow Group for 1,363,637 shares of Common Stock, or $1.10 per share, and warrants to purchase 1,500,000 shares of Common Stock that have a three-year term and an exercise price of $2.10 per share. The warrants are subject to shareholder approval.
The issued shares have been subsequently registered pursuant to an S-3 registration statement. (unaudited)

 On October 31, 2000, the Company issued in a private placement 1,500,000 shares of Common Stock and 3.3 million warrants to Commerce in exchange for $1.5 million . The proceeds of which have been used to purchase finished goods and services from Commerce and its affiliates. (unaudited)

 On October 31, 2000, the Company issued in private placements 1,062,500 shares of Common stock and 850,000 warrants to JAML, LLC, Innovation, LLC and Third Millennium Properties, Inc. for $850,000. The Company issued an additional 1,062,500 shares of Common Stock and 850,000 warrants in exchange for an
additional $850,000 on December 7, 2000.   (unaudited)

(b) Stock based compensation

 The Company adopted a Stock Option Plan (the "1991 Plan") in December 1991 (amended in April 1992) under which 10,000 shares of the Company's common stock have been reserved for issuance to officers, directors, consultants and employees of the Company under the terms of the 1991 Plan. The 1991 Plan will expire on December 10, 2001.

 During 1998, the Company also issued options to acquire 25,000 shares of common stock to a member of management. These shares are exercisable at $3.33 per share and vest at the rate of 2,083 per month for 12 months. As of November
30, 1999, the total number of shares vested under this option agreement was 25,000.

 During April 1998, an option to purchase 25,000 shares of Common Stock was granted to an employee of Commerce Capital as additional collateral for the $650,000 loan to the Company. This option expires in 2003.

 The Company has reserved 685,417 shares for issuance upon the exercise of the outstanding common stock purchase warrants and options. As of November 30, 1999, 462,917 shares under option were vested.

 The Company follows the guidance set forth in APB No. 25 as it pertains to the recording of expenses from the issuance of incentive stock options. The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation expense has been recorded in conjunction with options issued to employees. Had compensation cost been determined based on the fair value of the options at the grant date, consistent with the method prescribed by SFAS
No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                        						        (000's except per share information)
                                  							1997           1998      	1999
                                        -----          ------     ------
Net income (loss) - as reported   	 		$(1,315)        $(4,014)  	$(1,341)
Net income (loss) - pro forma          (1,496)         (4,325) 	  (1,687)
Net income (loss) per common
 share - as reported              		    (0.38)          (0.87) 	   (0.22)
Net income (loss) per common
 share - pro forma                		    (0.44)          (0.94)     (0.28)

 The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998 and 1999; expected volatility of 35%; risk-free interest rate of 6.17%; and expected lives from one to four years. Stock option activity during the periods indicated is as follows:

                                    					Number       				Weighted-average
                                  					of shares			    	  	exercise price
                                       ---------           --------------
Balance at November 30, 1997             292,500          					$3.32
	Granted                           	    	250,000          					$4.14
	Forfeited                           		    ---            					  ---

Balance at November 30, 1998             542,500          					$3.68
	Granted                           		    207,500          					$4.64
	Forfeited                         	    	(64,583)             ($4.75)

Balance at November 30, 1999             685,417          					$3.89

Options exercisable at November 30, 1997         		  36,562
Options exercisable at November 30, 1998        		  255,722
Options exercisable at November 30, 1999        		  462,917

 The weighted average fair value of options granted for the year ended November 30, 1997, 1998 and 1999 were $3.315, $1.54 and $1.70, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

(a)   leases

 The Company leases certain property, buildings and equipment. Rental expense for the years ended November 30, 1999, 1998 and 1997 was approximately $182,000, $40,000 and $63,000 respectively. The minimum rental commitments under non-cancellable operating leases as of August 30, 2000 are as follows: 2000, $14,000; 2001, $42,500; 2002, $42,500 and 2003, $42,500. During September of
2000, the Company entered into a lease agreement with a related party (Mabry Partner Partnership) to lease office space. The lease rate is $3,500 per month for approximately 5,000 square feet of office space.

(b)   license agreements

 The Company displays characters, names and logos on its products under license agreements that require royalties ranging from 7% to 17% of sales. The agreements expire through 1999 and require annual advance payments (included in prepaid expenses) and certain annual minimums. Royalties were $303,000, $742,000, $346,000, and $363,000 for the period ending September 30, 2000 and fiscal 1999, 1998 and 1997, respectively.

(c)   contingencies

 The Company is a party to lawsuits and other contingencies in the ordinary course of its business. While the damages sought in some of these actions are material, the Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be sufficient enough, in number or magnitude, to have a material adverse effect in the aggregate.

 In December 1999, the American Apparel Contractors Association Workers' Compensation Fund filed suit against the Company's Thimble Square subsidiary for $13,000 plus interest of 1.5% per month from the due date (American Apparel Contractors Association Workers' Compensation Self-Insured Fund v. Thimble Square and Innovo Group). This amount represents the allocation to Thimble Square of the excess workers' compensation claims paid under the plan. The Company has not accrued for the disputed funds in this case.

 In November, 1999, the Company received a notice from the Internal Revenue Service ("IRS") asserting deficiencies in federal corporate income taxes for the Company's 1991 tax year. The total tax proposed by the IRS amounts to approximately $5.5 million plus interest. The Company believes that it has meritorious legal defenses to those deficiencies, as well as available net operating losses to offset any such deficiencies, and believes that the ultimate resolution of this matter will not have a material effect on the Company's financial statements.

 In December 1991, a former employee filed suit against the Company, Patricia Anderson-Lasko and others alleging breach of an employment agreement and conversion of his interest in certain property rights (Michael J. Tedesco v. Innovo, Inc.., et al., Case No. 91-64033, District Court of Harris County, Texas, 164th Judicial Circuit). Following an appeal and a second trial, a final judgment was rendered against Innovo for $194,045.62 on August 17, 1998. Thereafter, 20,000 shares of Common Stock which has been held in the registry of the court, as security during the appeal and subsequent trial, were released to the plaintiff. If the sale of that stock does not generate sufficient net proceeds to pay the judgment, then Innovo will be liable for any shortfall.
The Company monitors the price of its stock in the market and make adjustments to the amount recorded in the financial statements as necessary.

(d)   liquidity

 The Company has experienced recurring operating losses and negative cash flows from operations. Management is currently taking steps to improve profitability by increasing the number of personnel, introducing new products lines and by endeavoring to control and minimize fixed costs. The Company has taken several steps to improve liquidity during fiscal year 2000, as discussed in Note 13 Subsequent Events.

 Based on the foregoing, the Company believes that working capital will be sufficient to fund operations and required debt reductions during fiscal 2000. The Company believes that any additional capital, to the extent needed, could be obtained from the sale of equity securities or short-term working capital loans. However, there can be no assurance that this or other financing will be available if needed. The inability of the Company to be able to satisfy its interim working capital requirements would require the Company to constrict its operations and would have a materially unfavorable effect on the Company's financial statements.

NOTE 11 - SEGMENT DISCLOSURES

(a)   current operating segments

 During 1999, the Company operated under the following operating segments
(in '000's)
                                              1997
                      		 	Domestic   International   Corporate    Total
                          --------   -------------   ---------    -----
Revenues (net)            $  6,351   $  1,550              --    $ 7,901
Gross Profits                1,946        652              --      2,598
Depreciation                   107         --             160        267
Interest Expense                --         --             657        657

Segment Assets               2,312        211           6,645      9,168
Expenditures for segment
 assets                         35         --             434        469



                                         					1998
                       			Domestic   International   Corporate   Total
                          --------   -------------   ---------   -----
Revenues (net)            $  5,353   $  1,437        $   --     $ 6,790
Gross Profits                1,742        555            --       2,297
Depreciation                    72         --           193         265
Interest Expense               170         --           333         503
Segment Assets               1,941         --         5,291       7,232
Expenditures for segment
 assets                         81         --            --          81

                                         					1999
                       			Domestic   International   Corporate   Total
                          --------   -------------   ---------   -----
Revenues (net)             $10,138   $    699        $   --     $10,837
Gross Profits                4,438        147            --       4,585
Depreciation                   114         --           173         287
Interest Expense               104         --           413         517
Segment Assets               3,210        157         2,855       6,222
Expenditures for segment
 assets                         92         --            34         126

                        Third Quarter Ending August 30, 2000 (unaudited)
                          Domestic   International   Corporate   Total
                          --------   -------------   ---------   -----
Revenues (net)            $  5,411 	 $     81	       $   --  	   $ 5,492
Gross Profits                1,713        	14  	         --  	     1,727
Depreciation                   204        	--	           --	         204
Interest Expense               175        	--      	     --          175
Segment Assets               5,500 	        3	        2,749	       8,252
Expenditures for segment
 assets			                      --  	      --	           --	          --


Corporate includes for 1998 and 1997 the remaining assets of a discontinued segment (see Note 11(b))

(b)   SALE OF THIMBLE SQUARE (DISCONTINUED OPERATIONS)

 On September 13, 1998 Thimble Square entered into a sale agreement with Confident Colors, LLC. ("Confident Colors"). Under the terms of the agreement, Confident Colors leased the Baxley, Georgia, facility and equipment for $3,000 monthly and succeeded to the business of Thimble Square. Thimble Square ceased all operations following the lease to Confident Colors. The Pembroke, Georgia, facility was sold on December 10, 1998 to H.N. Properties L.L.C. for $122,354 net of selling expenses. As a result of the cessation of the Thimble Square business and the sale of the Pembroke, Georgia, building to H.N. Properties, L.L.C., the Company recorded a loss totaling $1,401,000 including write off of unamortized goodwill and adjustment of property and equipment and assets under capital lease to their estimated net realizable values. Thimble Square's operations for the years ending November 30, 1998 and 1997 have been reclass-ified as discontinued operations on the statement of operations for those years. In conjunction with the disposition of assets of Thimble Square, the Company paid off, in December 1998, an aggregate of approximately $306,000 of debt collateralized by Thimble Square assets. The net assets of Thimble Square as of 1998 and 1997 are as follows:


                                       1997          1998
                                       ----          ----
Accounts Receivable                    $   65,000    $       --
Inventory                                 207,000        12,000
Other Current Liabilities                  61,000            --
Property, Plant and Equipment           1,526,000     1,020,000
Accumulated Depreciation                 (196,000)     (241,000)
Goodwill                                  702,000            --
Other Long-Term Assets                     12,000            --
Current debt                             (287,000)     (327,000)
Accounts Payable                          (45,000)      (19,000)
Accrued Expenses                          (76,000)      (55,000)
Long-term Debt                           (365,000)     (173,000)

                                        1,604,000       217,000


NOTE 12 - RELATED PARTY TRANSACTIONS

 Certain officers and directors loaned the Company cash throughout 1999. The outstanding amount on these loans totaled $100,000 as of the end of the year.

 During the first quarter of 1999, the Company borrowed in aggregate of $300,000 from two officers. This debt was converted to 150,000 shares of common stock on February 26, 1999 at $2 per share, which approximated fair value.

 During the second quarter of 1999, officers loaned the Company $100,000. These loans were sold to other investors and converted to common stock valued at $1 per share which approximated fair value.

 During the third quarter of 1999, an officer loaned the Company $212,000 in two fundings of $20,000 and $192,000. The $20,000 was repaid within three days without interest. The $192,000 was repaid during the third quarter with 8.5% annualized interest.

 During the fourth quarter of 1999, an officer loaned the Company $100,000 in twoseparate loans of $50,000. These loans bear interest at 10% and matured on June 30, 2000.

NOTE 13 - SUBSEQUENT EVENTS

 In December 1999, the Company borrowed an aggregate of $435,000 from an officer under two promissory notes in the amounts of $160,000 and $275,000, respectively. These notes matured on June 30, 2000 and included interest at the rate of 9% and 10% per annum respectively.

 During January 2000, the Company borrowed $200,000 from an officer.

 During February 2000, the Company borrowed $80,000 from an officer. On February 28, 2000, the Company converted $500,000 of the borrowings from an officer (described above) into equity by issuing 423,729 shares of Common Stock.

 On February 29, 2000, the Company sold 100,000 shares of Common Stock in a private placement for $100,000.

 Effective March 1, 2000, the Company's Chairman and CEO has committed to provide additional cash funding, as may be required from time to time, of up to $500,000. These funds will be available to the Company through November 30, 2000 to satisfy any short-term working capital needs.

 On March 8, 2000, the Company sold 100,000 shares of Common Stock in a private placement for $100,000.